Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[MEADVILLE HOLDINGS LIMITED ANNOUNCEMENT — DECEMBER 24, 2009]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
No securities of Meadville Holdings Limited or TTM Technologies, Inc. may be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities of Meadville Holdings Limited or TTM Technologies, Inc. nor shall there be any sale of any such securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.

TTM Technologies, Inc. (incorporated in the State of Delaware, United States of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands	(incorporated in Hong Kong with limited liability)
with limited liability)
JOINT ANNOUNCEMENT

(1) UNDER RULE 13.09 OF THE LISTING RULES

(2) UNDER RULE 8.1 OF THE TAKEOVERS CODE

In connection with the PCB Sale, TTM has filed the Draft Form S-4 with the SEC in the United States, which includes a draft proxy statement/US prospectus in connection with the proposed issuance of new TTM Shares (containing information in relation to the PCB Business, including the Audited Financial Statements of the PCB Business and Management’s Discussion and Analysis of the PCB Business, and TTM), on the date of this announcement. The Draft Form S-4 is available for public viewing on the SEC’s website (http://sec.gov/ edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/ investors_sec.jsp) following filing of the Draft Form S-4 with the SEC.
To ensure all Shareholders and potential investors of Meadville have equal and timely access to the information relating to Meadville, the Audited Financial Statements of the PCB Business (as extracted from the Draft Form S-4) and Management’s Discussion and Analysis of the PCB Business (as extracted from the Draft Form S-4) are set out in Appendices 1 and 2 to this announcement.
Certain information set out in the Draft Form S-4 constitutes profit forecasts under Rule 10 of the Takeovers Code. The Profit Forecast Information does not meet the standards required by Rule 10 of the Takeovers Code. Shareholders and potential investors should exercise caution in placing any reliance on the Profit Forecast Information.
Further, the Draft Form S-4 filed by TTM with the SEC is preliminary and not complete and may be subject to change and amendments, including amendments that TTM may make in response to comments it receives from the SEC on the Draft Form S-4. Shareholders and potential investors should not rely on the contents of the Draft Form S-4 when dealing in Meadville Shares, TTM Shares and/or other securities of TTM.

INTRODUCTION
Reference is made to the announcement jointly issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited on 16 November 2009 in relation to the Proposal (the “Announcement”). Terms defined in the Announcement have the same meaning when used in this announcement unless the context otherwise requires.
This announcement is jointly issued by Top Mix, TTM, TTM HK and Meadville pursuant to Listing Rule 13.09 and under Rule 8.1 of the Takeovers Code.
FORM S-4
Pursuant to the Securities Act, TTM is required to file a Registration Statement on Form S-4 in draft form (the “Draft Form S-4”) with the SEC in the United States. The Draft Form S-4 is available for public viewing on the SEC’s website and TTM’s website following filing of the Draft Form S-4 with the SEC. The Draft Form S-4 filed by TTM with the SEC on the date of this announcement includes a draft proxy statement/US prospectus in connection with the proposed issuance of new TTM Shares (containing information in relation to the PCB Business, including the Audited Financial Statements of the PCB Business (as defined below) and Management’s Discussion and Analysis of the PCB Business (as defined below), and TTM). Shareholders and potential investors of Meadville are able to obtain a copy of the Draft Form S-4 from the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) or TTM’s website (www.ttmtech. com/investors/investors_sec.jsp) following filing of the Draft Form S-4 with the SEC. The information contained in the Draft Form S-4 is preliminary and not complete and may be subject to change and amendments.
The Form S-4 having become and remaining effective under the Securities Act and not having become the subject of any stop order or proceedings seeking a stop order is one of the conditions for completion of the PCB Sale.
TTM may not issue the securities offered by the proxy statement/US prospectus until the Draft Form S-4 (as amended) is declared effective by the SEC. The proxy statement/US prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities of TTM in any jurisdiction where an offer, solicitation or sale is not permitted.
While there can be no assurance on timing, it is currently estimated that the SEC may declare the Form S-4 (as amended) effective within six to ten weeks from the date of filing, although it is possible that the review period by the SEC may be longer. After the SEC has declared the Form S-4 effective, TTM will mail the proxy statement/US prospectus to its shareholders and Meadville will mail the US prospectus together with the Circular to the Shareholders.
When perusing the Draft Form S-4, Shareholders and potential investors of Meadville may refer to the following sections of the Draft Form S-4 for information relating to the PCB Business and TTM:
•	Summary;

•	Summary Selected Historical and Pro Forma Financial Data;

•	Risk Factors;

•	Stock Price and Dividend Information;

•	The PCB Combination;

•	The Stock Purchase Agreement and Related Agreements;

•	Comparison of Meadville Shareholder and TTM Stockholder Rights;

•	Unaudited Pro Forma Condensed Combined Financial Statements;

•	Information Regarding Meadville’s PCB Operations and the PCB Subsidiaries;

•	Certain Relationships and Related Party Transactions of Meadville;

•	Selected Historical Financial Data of the PCB Business of Meadville;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the PCB Business of Meadville;

•	Plan of Distribution;

•	Where You Can Find More Information;

•	Index to Financial Statements of the Printed Circuit Board Business of Meadville Holdings Limited;

•	Annex A — Stock Purchase Agreement;

•	Annex B — Shareholders Agreement; and

•	Annex C — Opinion of UBS.
UBS Securities LLC issued an opinion to TTM on 15 November 2009 (the “Fairness Opinion”) as to the fairness, from a financial point of view, to TTM of the consideration to be paid by TTM for the PCB Business which is reproduced in Annex C to the Draft Form S-4 (referred to above). Further details relating to the Fairness Opinion are also set out in the sub-section headed “Opinion of TTM’s Financial Advisor” under the section headed “The PCB Combination” in the Draft Form S-4 (the “Fairness Opinion Section”) (referred to above).
Certain financial information set out in the Fairness Opinion Section constitutes profit forecasts under Rule 10 of the Takeovers Code (the “Profit Forecast Information”). However, the Profit Forecast Information does not meet the standards for inclusion in the Draft Form S-4 required by Rule 10 of the Takeovers Code relating to profit forecasts. UBS Securities LLC has not reported on whether the Profit Forecast Information has been prepared by TTM with due care and consideration. In addition, as the Profit Forecast Information does not meet the definition of a profit forecast under the Hong Kong Institute of Certified Public Accountants audit guideline for a profit forecast, KPMG LLP (TTM’s independent registered public accounting firm) has not reported on whether the Profit Forecast Information, so far as the accounting policies and calculations are concerned, have been properly compiled under the Takeovers Code on the basis of the assumptions made. The TTM Board confirmed that the only reason for including the Fairness Opinion and the Fairness Opinion Section in the Draft Form S-4 is due to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended. In view of TTM’s obligations to comply with the US regulatory requirements, TTM has requested for, and the Executive has permitted, the inclusion of the Profit Forecast Information in the Draft Form S-4. Shareholders and potential investors should exercise caution in placing any reliance on the Profit Forecast Information.

Further, the Draft Form S-4 filed by TTM with the SEC is preliminary and not complete and may be subject to change and amendments, including amendments that TTM may make in response to comments it receives from the SEC on the Draft Form S-4. Shareholders and potential investors should not rely on the contents of the Draft Form S-4 when dealing in Meadville Shares, TTM Shares and/or other securities of TTM.
AUDITED FINANCIAL STATEMENTS OF THE PCB BUSINESS AND MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE PCB BUSINESS
To ensure all Shareholders and potential investors of Meadville have equal and timely access to information relating to Meadville: (i) the audited combined income statements, the audited combined statements of comprehensive income, the audited combined statements of financial position, the audited combined statements of cash flows and the audited combined statements of changes in equity of the PCB Business on a carve-out basis for the years ended 31 December 2006, 31 December 2007 and 31 December 2008 and for the nine months ended 30 September 2009 (the “Audited Financial Statements of the PCB Business”) as extracted from the Draft Form S-4 are set out in Appendix 1 to this announcement; and (ii) management’s discussion and analysis of the financial condition and results of operations of the PCB Business (“Management’s Discussion and Analysis of the PCB Business”) as extracted from the Draft Form S-4 are also set out in Appendix 2 to this announcement.

By order of the Board of	By order of the Board of	By order of the Board of	By order of the Board of
Top Mix	TTM	TTM	Meadville
Investments Limited	Technologies, Inc.	Hong Kong Limited	Holdings Limited
Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen, Tom
Director	Chairman	Director	Executive Chairman
Hong Kong, 24 December 2009
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Appendix 1
Audited Financial Statements of the PCB Business
The following has been extracted from the Draft Form S-4 and all defined terms used in this Appendix 1 shall have the same meaning as given to them in the Draft Form S-4.
(The remaining of this page is intentionally left blank.)

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED INCOME STATEMENTS

					Nine Months Ended
		Year Ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Revenue	5	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389
Cost of sales	9	(2,261,374)	(3,150,277)	(4,205,020)	(3,156,792)	(2,844,527)

Gross profit		577,399	958,361	1,007,417	773,420	660,862
Other income	6	87,226	161,330	158,810	125,233	91,733
Selling and distribution expenses	9	(118,899)	(199,790)	(227,397)	(179,097)	(164,209)
General and administrative expenses	9	(129,493)	(200,869)	(259,762)	(140,314)	(276,255)
Share award expenses	7, 9	—	(226,097)	(10,601)	(8,404)	(9,897)

Operating profit		416,233	492,935	668,467	570,838	302,234
Interest income	10	5,871	28,507	17,440	13,010	5,192
Finance costs	11	(77,974)	(104,311)	(129,359)	(94,503)	(63,759)

Profit before income tax		344,130	417,131	556,548	489,345	243,667
Income tax expense	12	(41,577)	(64,193)	(72,895)	(76,927)	(45,002)

Profit for the year/period		302,553	352,938	483,653	412,418	198,665

Attributable to:
Equity holders of the PCB Business		239,762	246,094	376,071	336,258	127,245
Minority interests		62,791	106,844	107,582	76,160	71,420

		302,553	352,938	483,653	412,418	198,665

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Profit for the year/period	302,553	352,938	483,653	412,418	198,665

Other comprehensive income
Exchange differences	43,235	100,657	82,304	107,037	2,736
Fair value (loss)/gain of available-for-sale financial asset	—	—	(454)	3,564	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	—	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	—	(17,226)
— transfer to property, plant and equipment	—	—	—	—	(178)

Other comprehensive income for the year/period, net of tax	43,235	100,657	81,850	110,601	5,207

Total comprehensive income for the year/period	345,788	453,595	565,503	523,019	203,872

Total comprehensive income attributable to:
Equity holders of the PCB Business	276,899	327,997	436,370	422,897	132,083
Minority interests	68,889	125,598	129,133	100,122	71,789

	345,788	453,595	565,503	523,019	203,872

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

ASSETS
Non-current assets
Property, plant and equipment	14	1,893,672	3,821,412	4,941,778	4,840,601
Leasehold land and land use rights	15	83,045	143,042	147,256	144,567
Intangible assets	16	22,561	149,899	22,159	21,292
Available-for-sale financial asset	17	—	21,089	20,635	17,714
Derivative financial instruments	24	—	—	—	22,358
Deferred tax assets	25	155	13,124	32,517	42,437
Loan to a fellow subsidiary	30	—	—	41,074	10,076

		1,999,433	4,148,566	5,205,419	5,099,045

Current assets
Inventories	18	266,565	398,420	427,053	457,569
Debtors and prepayments	19	1,114,910	1,480,853	1,163,672	1,083,759
Derivative financial instruments	24	—	—	—	438
Amounts due from fellow subsidiaries	30	—	244,296	390,242	13,889
Amount due from intermediate holding company	31	—	40,177	—	—
Amount due from a minority shareholder	29	—	39,055	—	—
Taxation recoverable		1,129	3,500	19,269	23,752
Cash and bank balances	21	164,964	402,822	797,874	849,012

		1,547,568	2,609,123	2,798,110	2,428,419

Total assets		3,547,001	6,757,689	8,003,529	7,527,464

Equity
Capital and reserves	22	433,621	1,524,327	1,371,198	1,779,298
Minority interests in equity		197,475	335,728	405,411	534,598

Total equity		631,096	1,860,055	1,776,609	2,313,896

LIABILITIES
Non-current liabilities
Borrowings	23	667,600	1,679,147	2,763,230	2,954,662
Derivative financial instruments	24	—	—	17,350	13,944
Deferred tax liabilities	25	—	65,183	79,520	74,779
Financial liabilities	26	—	264,394	151,270	161,758
Long-term other payables	27	—	115,658	74,564	24,974

		667,600	2,124,382	3,085,934	3,230,117

Current liabilities
Creditors and accruals	28	711,257	1,270,757	1,388,419	1,060,395
Amounts due to fellow subsidiaries	30	66,454	99,838	88,481	97,952
Amount due to immediate holding company	31	—	290,000	643,961	49,492
Amount due to a related party	20	417,859	—	—	—
Amount due to a minority shareholder	29	119,918	173,677	169,659	122,334
Amount due to a subsidiary of a minority shareholder	29	10,716	5,040	12,338	18,251
Borrowings	23	905,236	908,288	823,013	609,794
Derivative financial instruments	24	—	—	8,015	2,023
Taxation payable		16,865	25,652	7,100	23,210

		2,248,305	2,773,252	3,140,986	1,983,451

Total liabilities		2,915,905	4,897,634	6,226,920	5,213,568

Total equity and liabilities		3,547,001	6,757,689	8,003,529	7,527,464

Net current (liabilities)/assets		(700,737)	(164,129)	(342,876)	444,968

Total assets less current liabilities		1,298,696	3,984,437	4,862,543	5,544,013

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

						Nine Months Ended
			Year Ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)

Cash flows from operating activities
Profit before income tax			344,130	417,131	556,548	489,345	243,667
Adjustments for:
— Finance costs			77,974	104,311	129,359	94,503	63,759
— Interest income			(5,871)	(28,507)	(17,440)	(13,010)	(5,192)
— Impairment of intangible assets			55	—	19,860	—	—
— Impairment of property, plant and equipment			—	10,612	—	—	5,419
— Amortisation of intangible assets			1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights			1,876	2,167	3,600	2,688	2,730
— Depreciation of property, plant and equipment			200,264	278,664	420,885	309,313	363,980
— Dividend income from available-for-sale financial asset			—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	33	(a)	(1,108)	—	—	—	—
— (Gain)/loss on disposal of property, plant and equipment			(780)	2,563	19,493	6,540	735
— Gain on adjustment for contingent consideration in relation to business combination			—	—	(13,933)	—	(13,425)
— Net exchange differences			(7,849)	(48,270)	(138,453)	(139,271)	74
— Share award expenses			—	226,097	10,601	8,404	9,897

Operating profit before working capital changes			609,861	966,105	993,511	761,025	670,551
Changes in:
Inventories			(56,692)	(104,073)	(28,633)	(136,445)	(30,516)
Debtors and prepayments			(235,328)	(149,822)	317,181	(135,694)	79,913
Restricted bank balances			12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals			202,160	387,728	117,662	167,349	(328,024)
Long-term other payables			—	115,658	(41,094)	(16,266)	(49,590)
Amounts due from/(to) fellow subsidiaries	33	(d)	(53,667)	(210,912)	(157,303)	(153,013)	112,359
Amount due from intermediate holding company			—	(40,177)	40,177	40,177	—
Amount due to immediate holding company	33	(d)	—	290,000	353,961	353,187	(54,884)
Amount due to a related party			(26,340)	(7,859)	—	—	—
Amounts due from/(to) minority shareholders			(3,240)	14,704	(25,429)	(17,499)	13,141
Amount due to a subsidiary of a minority shareholder			1,686	(5,676)	7,298	3,968	5,913

Cash generated from operating activities			450,515	1,253,199	1,575,359	869,508	416,339
Interest received			5,871	28,507	17,440	13,010	5,192
Interest paid			(77,974)	(104,311)	(88,118)	(80,365)	(66,470)
Hong Kong profits tax paid			(2,627)	(4,451)	(3,226)	(3,275)	—
Overseas tax paid			(36,396)	(70,693)	(110,083)	(85,341)	(48,015)

Net cash generated from operating activities			339,389	1,102,251	1,391,372	713,537	307,046

Cash flows from investing activities
Purchase of property, plant and equipment			(643,282)	(1,218,320)	(1,347,624)	(1,058,114)	(269,023)
Purchase of leasehold land and land use rights			(22,473)	—	—	—	—
Proceeds from sale of property, plant and equipment			6,627	3,370	2,650	3,497	2,878
Acquisition of minority interest in a subsidiary	33	(a)	(6,354)	—	—	—	—
Acquisition of a subsidiary, net of bank balances and cash acquired	33	(b)	—	(694,715)	—	—	—
Purchase of available-for-sale financial asset			—	(21,089)	—	—	—
Dividends received from available-for-sale financial asset			—	—	—	—	1,971

Net cash used in investing activities			(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)

Cash flows from financing activities
New borrowings			1,743,682	3,030,033	3,355,784	2,965,040	1,086,128
Repayment of borrowings			(1,433,973)	(2,030,992)	(2,382,602)	(2,013,526)	(1,082,289)
Capital contribution from immediate holding company			—	826,612	—	—	—
Loan to a fellow subsidiary			—	—	(41,074)	(41,227)	—
Repayment of loan to a fellow subsidiary			—	—	—	—	30,998
Dividend paid to shareholders			—	(290,000)	(600,100)	(600,100)	—
Dividend paid to a minority shareholder			(29,227)	(101,630)	—	—	(91,361)
Capital contribution by a minority shareholder			18,068	114,285	—	—	88,349
Distribution to a shareholder			—	(410,000)	—	—	—

Net cash generated from financing activities			298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents			(27,543)	309,805	378,406	(30,893)	74,697
Exchange differences on cash and cash equivalents			(8,229)	(32,767)	(10,952)	(13,123)	(457)
Cash and cash equivalents at beginning of the year/period			157,655	121,883	398,921	398,921	766,375

Cash and cash equivalents at end of the year/period	33	(c)	121,883	398,921	766,375	354,905	840,615

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Equity Holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	134,811	—	—	—	68,286	16,889	346,736	566,722	147,207	713,929

Profit for the year	—	—	—	—	—	—	239,762	239,762	62,791	302,553
Other comprehensive income:
— Exchange differences	—	—	—	—	336	36,801	—	37,137	6,098	43,235

Total comprehensive income for the year ended 31 December 2006	—	—	—	—	336	36,801	239,762	276,899	68,889	345,788

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	18,068	18,068
Dividend	—	—	—	—	—	—	—	—	(29,227)	(29,227)
Distribution to a shareholder	—	—	—	—	—	—	(410,000)	(410,000)	—	(410,000)
Acquisition of minority interest in a subsidiary	—	—	—	—	—	—	—	—	(7,462)	(7,462)
Transfer	—	—	—	—	12,773	—	(12,773)	—	—	—

	—	—	—	—	12,773	—	(422,773)	(410,000)	(18,621)	(428,621)

At 31 December 2006	134,811	—	—	—	81,395	53,690	163,725	433,621	197,475	631,096

At 1 January 2007	134,811	—	—	—	81,395	53,690	163,725	433,621	197,475	631,096

Profit for the year	—	—	—	—	—	—	246,094	246,094	106,844	352,938
Other comprehensive income:
— Exchange differences	—	—	—	—	713	81,190	—	81,903	18,754	100,657

Total comprehensive income for the year ended 31 December 2007	—	—	—	—	713	81,190	246,094	327,997	125,598	453,595

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	114,285	114,285
Capital contribution from immediate holding company	826,612	—	—	—	—	—	—	826,612	—	826,612
Shares award expenses (Note 7)	—	—	226,097	—	—	—	—	226,097	—	226,097
Dividend (Note 13)	—	—	(226,097)	—	—	—	(63,903)	(290,000)	(101,630)	(391,630)
Transfer	—	—	—	—	48,461	—	(48,461)	—	—	—

	826,612	—	—	—	48,461	—	(112,364)	762,709	12,655	775,364

At 31 December 2007	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to the Equity Holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

Profit for the year	—	—	—	—	—	—	376,071	376,071	107,582	483,653
Other comprehensive income:
— Exchange differences	—	—	—	—	649	60,104	—	60,753	21,551	82,304
— Change in fair value of available-for-sale financial asset	—	(454)	—	—	—	—	—	(454)	—	(454)

Total comprehensive income for the year ended 31 December 2008	—	(454)	—	—	649	60,104	376,071	436,370	129,133	565,503

Transactions with equity holders:
Shares award expenses (Note 7)	—	—	10,601	—	—	—	—	10,601	—	10,601
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)	(59,450)	(659,550)
Transfer	—	—	—	—	35,388	—	(35,388)	—	—	—

	—	—	2,197	—	35,388	—	(627,084)	(589,499)	(59,450)	(648,949)

At 31 December 2008	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198	405,411	1,776,609

At 1 January 2009	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198	405,411	1,776,609

Profit for the period	—	—	—	—	—	—	127,245	127,245	71,420	198,665
Other comprehensive income:
— Exchange differences	—	—	—	—	8	2,359	—	2,367	369	2,736
— Change in fair value of available-for-sale financial asset	—	(2,921)	—	—	—	—	—	(2,921)	—	(2,921)
— Cash flow hedge
— change in fair value of hedging instruments	—	—	—	22,796		—	—	22,796	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	(17,226)	—	—	—	(17,226)	—	(17,226)
— transfer to property, plant and equipment	—	—	—	(178)	—	—	—	(178)	—	(178)

Total comprehensive income for the nine months ended 30 September 2009	—	(2,921)	—	5,392	8	2,359	127,245	132,083	71,789	203,872

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	88,349	88,349
Capital contribution from immediate holding company (Note 33(d))	266,120	—	—	—	—	—	—	266,120	—	266,120
Shares award expenses (Note 7)	—	—	9,897	—	—	—	—	9,897	—	9,897
Dividend	—	—	—	—	—	—	—	—	(30,951)	(30,951)
Transfer	—	—	—	—	28,183	—	(28,183)	—	—	—

	266,120	—	9,897	—	28,183	—	(28,183)	276,017	57,398	333,415

At 30 September 2009	1,227,543	(3,375)	12,094	5,392	194,797	197,343	145,504	1,779,298	534,598	2,313,896

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

UNAUDITED COMBINED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

Profit for the period	—	—	—	—	—	—	336,258	336,258	76,160	412,418
Other comprehensive income:
— Exchange differences	—	—	—	—	717	82,358	—	83,075	23,962	107,037
— Change in fair value of available-for-sale financial asset	—	3,564	—	—	—	—	—	3,564	—	3,564

Total comprehensive income for the nine months ended 30 September 2008	—	3,564	—	—	717	82,358	336,258	422,897	100,122	523,019

Transactions with equity holders:
Shares award expenses (Note 7)	—	—	8,404	—	—	—	—	8,404	—	8,404
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)	(35,480)	(635,580)
Transfer	—	—	—	—	13,229	—	(13,229)	—	—	—

	—	—	—	—	13,229	—	(604,925)	(591,696)	(35,480)	(627,176)

At 30 September 2008	961,423	3,564	—	—	144,515	217,238	28,788	1,355,528	400,370	1,755,898

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1  General information and basis of preparation

(a)	General information

Meadville Holdings Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the manufacturing and distribution of printed circuit boards (the “PCB Business”) and copper clad laminates (the “Laminates Business”).

The Company was incorporated in the Cayman Islands on 28 August 2006 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The address of its registered office is Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The Company’s shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) on 2 February 2007 (the “Listing”).

The accompanying combined financial statements presented the financial positions and results of operations of the PCB Business of the Group.

These combined financial statements are presented in units of Hong Kong dollars, unless otherwise stated. These combined financial statements have been approved for issue by a committee of the Board, which has been authorised by the Board of Directors pursuant to the Board resolutions dated 23 October 2009, on 23 December 2009.

(b)	Basis of preparation

The PCB Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the PCB Business and operations for the years/periods presented.

The combined income statements of the PCB Business includes all the historical actual costs of the PCB Business and includes an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih (BVI) Limited (“SuSih”) to senior executives of the Company who are involved in the PCB and Laminates businesses. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the PCB Business.

In relation to share award expenses, for shares that are granted to the employees of the PCB Business, the related expenses of approximately HK$86,070,000, HK$10,461,000, HK$8,297,000 (unaudited) and HK$9,632,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$140,027,000, HK$140,000, HK$107,000 (unaudited) and HK$265,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the PCB Business to the Group.

While the expenses allocated to the PCB Business are not necessarily indicative of the expenses that the PCB Business would have incurred if the PCB Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the PCB Business’ expenses would have been on a historical basis.

The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$12,038,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the PCB Business’ income statement based on specific identification of the use of the Listing proceeds.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The accompanying combined financial statements of the PCB Business of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). The combined financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset and financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

The preparation of the combined financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4 below.

(i) The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation	1 January 2009
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009
HKFRS 2 (Amendment)	Share-based payment — Vesting conditions and cancellations	1 January 2009
HKFRS 7 (Amendments)	Financial instruments: Disclosures	1 January 2009
HKFRS 8	Operating segments	1 January 2009
HK(IFRIC) — Int 13	Customer loyalty programmes	1 July 2008
HK(IFRIC) — Int 15	Agreements for construction of real estates	1 January 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 October 2008

HK(IFRIC) — Int 18 “Transfer of assets from customers” is effective to transfers of assets from customers received on or after 1 July 2009.

The adoption of the above new standards, amendments to standards and interpretations have no significant impact on the results and financial position of the PCB Business.

In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project. These amendments are also not expected to have a significant financial impact on the results and financial position of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(ii) The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are relevant to the PCB Business’ operations and have not been early adopted:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 24 (Revised)	Related party disclosures	1 January 2011
HKAS 27 (Revised)	Consolidated and separate financial statements	1 July 2009
HKAS 39 (Amendment)	Eligible hedged items	1 July 2009
HKFRS 3 (Revised)	Business combinations	1 July 2009
HKFRS 9	Financial instruments	1 January 2013
HK(IFRIC) — Int 9 and HKAS 39 (Amendments)	Reassessment of embedded derivatives	30 June 2009
HK(IFRIC) — Int 17	Distributions of non-cash assets to owners	1 July 2009
HK(IFRIC) — Int 19	Extinguishing financial liabilities with equity instruments	1 July 2010

Whether the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) have no material impact on the results and financial position of the PCB Business will depend on the incidence and timing of business combinations occurring on or after 1 January 2010. The directors are not yet in a position to state whether any substantial changes to the financial statements will be resulted from adopting HKFRS 9. The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the PCB Business.

(iii) The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are not relevant to the PCB Business’ operations and have not been early adopted:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 32 (Amendment)	Classification of right issues	1 February 2010
HKFRS 1 (Revised)	First-time adoption of Hong Kong Financial Reporting Standards	1 July 2009
HKFRS 1 (Amendment)	Additional exemptions for first-time adopters	1 January 2010
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions	1 January 2010
HK(IFRIC) — Int 14 (Amendment)	Prepayments of a minimum funding requirement	1 January 2011

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iv) HKICPA’s improvements to HKFRS have been published in October 2008 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the PCB Business. Amendment has been made to the following standard according to the improvements:

Effective for
Accounting
Periods
Beginning on
or after

HKFRS 5	Non-current assets held for sale and discontinued operations (and consequential amendment to HKFRS 1, First-time adoption of Hong Kong Financial Reporting Standards)	1 July 2009

(v) HKICPA’s improvements to HKFRS have been published in May 2009 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the PCB Business. Amendments have been made to the following standards according to the improvements:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2010
HKAS 7	Statement of cash flows	1 January 2010
HKAS 17	Leases	1 January 2010
HKAS 18	Revenue	1 January 2010
HKAS 36	Impairment of assets	1 January 2010
HKAS 38	Intangible assets	1 July 2009
HKAS 39	Financial instruments: Recognition and measurement	1 January 2010
HKFRS 2	Share-based payment — Scope of HKFRS 2 and HKFRS 3 (Revised)	1 July 2009
HKFRS 5	Non-current assets held for sale and discontinued operations	1 January 2010
HKFRS 8	Operating segments	1 January 2010
HK(IFRIC) — Int 9	Reassessment of embedded derivatives	1 July 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 July 2009

The directors anticipate that the adoption of the above amendments to HKFRS mentioned in Note 1(b) (iii), (iv) and (v) will not result in a significant impact on the results and financial position of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2  Summary of significant accounting policies

(a)	Consolidation

The combined financial statements include the financial statements of the subsidiaries included in the PCB Business made up to year/period end date.

(i)  Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the PCB Business has power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the PCB Business controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the PCB Business. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the PCB Business’ share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the combined income statement.

Inter-company transactions, balances and unrealised gains on transactions between entities in the PCB Business are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the combined financial statements to ensure consistency with the policies adopted by the PCB Business.

(ii)  Transactions with minority interests

The PCB Business applies a policy of treating transactions with minority interests as transactions with parties external to the PCB Business. Disposals to minority interests result in gains and losses for the PCB Business that are recorded in the combined income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(b)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the PCB Business and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the combined income statement during the financial period in which they are incurred.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, which are summarised as follows:

Buildings	22 - 25 years
Leasehold improvements	22 - 25 years
Furniture and equipment	5 - 6 years
Plant, machinery and equipment	10 - 12 years
Motor vehicles	5 - 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of reporting period.

Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plant, machinery and equipment pending installation. It is carried at cost which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until they are completed and available for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are charged to the combined income statement.

(c)	Intangible assets

(i)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the PCB Business’ share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arised.

(ii)  Technologies fee

The technologies fee is shown at historical cost. The technologies fee has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of technologies fee over its estimated useful life of 10 years.

(iii)  Customer relationship

Customer relationship represents the fair value attributable to customer base or existing contractual bids with customers taken over as a result of business combination. Amortisation is calculated using the straight-line method over the estimated useful life of 10 years.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(d)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the PCB Business will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the combined income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the combined income statement.

(e)	Impairment of non-financial assets

Non-financial assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(f)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the end of reporting period. Available-for-sale financial assets are stated initially at fair value plus transaction costs and subsequently carried at fair value.

Changes in fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised costs of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement and the translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the combined income statement. Dividends on available-for-sale equity instruments are recognised in the combined income statement when the PCB Business’ right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the PCB Business establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The PCB Business assesses at the end of reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial asset, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

financial asset previously recognised in profit or loss — is removed from equity and recognised in the combined income statement. Impairment losses recognised in the combined income statement on equity instruments are not reversed through the combined income statement.

(g)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(h)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the combined income statement on a straight line basis over the period of the lease.

(i)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the combined income statement over the period of the borrowings using the effective interest method.

Borrowing costs directly attributable to the acquisition and construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs capitalised are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed.

Borrowings are classified as current liabilities unless the PCB Business has an unconditional right to defer settlement of the liability for at least twelve months after the end of reporting period.

(j)	Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The PCB Business designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or (ii) hedges of highly probable forecast transactions (cash flow hedges).

The PCB Business documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The PCB Business also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i)  Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised through the income statement over the period to maturity.

(ii)  Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement.

Amounts accumulated in hedging reserve are recognised in the combined income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, property, plant and equipment), the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised as depreciation in case of property, plant and equipment.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the forecast transaction is ultimately recognised in the combined income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the combined income statement.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognised immediately in the combined income statement.

(k)	Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognised in the combined income statement.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of reporting period in the countries where the PCB Business operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the PCB Business and it is probable that the temporary difference will not reverse in the foreseeable future.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(l)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

(m)	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(n)	Provisions

Provisions are recognised when the PCB Business has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(o)	Employee benefits

(i)  Employee leave entitlements

Employee entitlements to annual and long service leaves are recognised when they accrue to employees. Provisions are made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the end of reporting period.

(ii)  Retirement benefits

The PCB Business pays contributions to separate trustee-administered funds on a mandatory basis. The PCB Business has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contribution.

The PCB Business’ employees in mainland China are covered by various government sponsored pension plans. These government agencies are responsible for the pension liabilities to these employees. The relevant PCB Business companies pay monthly contributions to these pension plans based on certain percentages of the salaries, subject to a certain ceiling. Under these plans, the PCB Business has no legal or constructive obligation to make further payments once the required contributions have been paid. Contributions to these plans are expensed as incurred.

The PCB Business’ overseas employees are entitled to participate in a number of defined contribution pension schemes, the assets of which are generally held in separate trustee-administered funds. The pension schemes are generally funded by payments from employees and by the relevant group companies.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iii)  Bonus plans

Provisions for bonus plan due wholly within twelve months after end of reporting period are recognised where contractually obliged or where there is a past practice that has created a constructive obligation.

(iv)  Share-based compensation

For shares granted to the employees, the fair value of the employee services received in exchange for the grant of the shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted. At the end of reporting period, the PCB Business revises its estimates of the number of shares that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the combined income statement, with a corresponding adjustment to equity.

(v)  Other benefits

The PCB Business’ employees in mainland China are also entitled to participate in various government sponsored medical insurance plan and housing funds. The relevant group companies pay monthly contributions to these funds based on certain percentages of the salaries. The PCB Business’ liability in respect of these funds is limited to the contributions paid. Contributions to these plans are expensed as incurred.

(p)	Government grants

Grants from government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the PCB Business will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the combined income statement over the period necessary to match them with the costs that they are intended to compensate.

(q)	Financial liabilities — put option

Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The accretion of the discount on the financial liability should be recognised as finance costs in the combined income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognised against goodwill, including revision of cash flow estimates.

(r)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the PCB Business’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the PCB Business.

Sales of goods are recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectibility of related receivables is reasonably assured.

Rental income is recognised in the combined income statement on a straight-line basis over the term of the lease.

Dividend income is recognised when the right to receive payment is established.

(s)	Interest income

Interest income is recognised on a time proportion basis, using the effective interest method.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(t)	Foreign currency translation

(i)  Functional and presentation currency

Items included in the financial statements of each of the PCB Business’ entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The combined financial statements are presented in Hong Kong dollars.

(ii)  Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the combined income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the combined income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the combined income statement within other income.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

(iii)  Group companies

The results and financial position of all the entities within the PCB Business (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)  assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of reporting period;

(ii)  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)  all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences that were recorded in equity are recognised in the combined income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(u)	Dividend distribution

Dividend distribution to the PCB Business’ shareholders is recognised as a liability in the PCB Business’ combined financial statements in the period in which the dividends are approved by the PCB Business’ shareholders.

3  Financial risk management

(a)	Financial risk factors

The PCB Business’ activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest-rate risk. The PCB Business’ overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the PCB Business’ financial performance. The PCB Business uses derivative financial instruments to hedge certain risk exposures.

(i)  Foreign exchange risk

The PCB Business operates principally in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar (“US$”) and Renminbi (“RMB”). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The PCB Business attempts to minimise its foreign exchange risk exposure through payment of operating costs and maintenance of borrowings at a balanced mix of major currencies.

In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the Chinese government.

The PCB Business has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the PCB Business’ foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

If RMB had weakened/strengthened by 3.5%, 5.0%, 4.0% and 0.1% against the Hong Kong Dollar (“HK$”) with all other variables held constant, post-tax profit for the year/period would have been HK$9,852,000, HK$26,400,000, HK$19,875,000 and HK$142,000 higher/lower respectively for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated trade receivables and foreign exchange gains/losses on translation of RMB-denominated trade payables and borrowings.

If US$ had weakened/strengthened by 0.2%, 0.4%, 0.7% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$634,000 HK$3,092,000, HK$13,817,000 and HK$2,026,000 higher/lower respectively for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of US$-denominated trade receivables and foreign exchange gains/losses on translation of US$-denominated borrowings. Equity would have been nil, nil, nil and approximately HK$22,000 lower/higher respectively at 31 December 2006, 2007, 2008 and 30 September 2009.

(ii)  Credit risk

The credit risk of the PCB Business mainly arises from bank balances, amounts due from fellow subsidiaries, a related party and debtors. The carrying amounts of these balances represent the PCB Business’ maximum exposure to credit risk in relation to financial assets. As at 31 December 2006, 2007, 2008 and 30 September 2009, all the bank deposits are deposited in high quality financial institutions without significant credit risk.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The table below shows the bank deposit balances of the five major banks as at 31 December 2006, 2007, 2008 and 30 September 2009. Management does not expect any losses from non-performance by these banks. The PCB Business has no policy to limit the amount of credit exposure to any financial institution.

					At
		At 31 December			30 September
Counterparty	Rating(i)	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Bank 1	Aa1	45,354	142,397	243,428	194,832
Bank 2	Aa3	2,659	5,675	145,230	113,020
Bank 3	A1	66,902	106,732	144,979	184,715
Bank 4	A1	19,941	53,555	137,950	137,158
Bank 5	Baa1	—	—	—	82,654
Bank 6	A1	10,771	76,187	104,461	—

		145,627	384,546	776,048	712,379

Note (i):	The source of current credit rating is from Moody’s.

In relation to the credit risk to debtors, the PCB Business has delegated a credit control team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts in order to minimise the credit risk. In addition, the PCB Business reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.

As at 31 December 2006, 2007, 2008 and 30 September 2009, the credit quality of financial assets which include bank balances, amounts due from fellow subsidiaries, a related party and debtors are neither past due nor impaired by making reference to the counterparty’s default history. The trade debtors have no history of default in recent years.

(iii)  Liquidity risk

Cash flow forecasting is performed in the operating entities of the combined group and aggregated by Group finance. Group finance monitors rolling forecast of the PCB Business’ liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the PCB Business’ debt financing plans, covenant compliance and external regulatory or legal requirements, for example, currency restrictions.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the PCB Business’ treasury. The PCB Business’ treasury invests surplus cash in interest bearing current accounts and time deposits to provide sufficient headroom as determined by the above-mentioned forecasts. The table below analyses the PCB Business’ financial assets held at 30 September 2009 for managing liquidity risk.

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Loan to a fellow subsidiary	—	10,076	—	—	10,076
Amounts due from fellow subsidiaries	13,889	—	—	—	13,889
Debtors	958,917	—	—	—	958,917
Cash and bank balances	840,615	—	—	—	840,615

	1,813,421	10,076	—	—	1,823,497

The table below analyses the PCB Business’ financial liabilities into relevant maturity groupings based on the remaining period at the end of reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the non-interest bearing current liabilities, which are disclosed at their fair values. The difference between the amounts disclosed on the combined statement of financial positions and the table below represents interest elements that have been included in borrowings and long-term other payables which are calculated based on the amounts of the borrowings and long-term other payables held at 31 December 2006, 2007, 2008 and 30 September 2009 without taking into account of future issues and a floating-rate interest which is estimated using applicable interest rate at respective end of reporting period.

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Creditors and accruals	711,257	—	—	—	711,257
Amounts due to fellow subsidiaries	66,454	—	—	—	66,454
Amount due to a related party	417,859	—	—	—	417,859
Amount due to a minority shareholder	119,918	—	—	—	119,918
Amount due to a subsidiary of a minority shareholder	10,716	—	—	—	10,716
Borrowings	966,642	275,241	456,377	—	1,698,260

	2,292,846	275,241	456,377	—	3,024,464

At 31 December 2007
Creditors and accruals	1,270,757	—	—	—	1,270,757
Amounts due to fellow subsidiaries	99,838	—	—	—	99,838
Amount due to immediate holding company	290,000	—	—	—	290,000
Amount due to a minority shareholder	173,677	—	—	—	173,677
Amount due to a subsidiary of a minority shareholder	5,040	—	—	—	5,040
Borrowings	1,000,902	510,385	1,292,972	—	2,804,259
Financial liabilities	—	—	—	393,823	393,823
Long-term other payables	2,482	6,081	124,020	—	132,583

	2,842,696	516,466	1,416,992	393,823	5,169,977

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Creditors and accruals	1,388,419	—	—	—	1,388,419
Amounts due to fellow subsidiaries	88,481	—	—	—	88,481
Amount due to immediate holding company	643,961	—	—	—	643,961
Amount due to a minority shareholder	169,659	—	—	—	169,659
Amount due to a subsidiary of a minority shareholder	12,338	—	—	—	12,338
Borrowings	876,300	560,727	2,268,407	—	3,705,434
Derivative financial instruments	12,185	6,491	6,675	—	25,351
Financial liabilities	—	—	190,587	—	190,587
Long-term other payables	810	15,817	61,064	—	77,691

	3,192,153	583,035	2,526,733	—	6,301,921

At 30 September 2009
Creditors and accruals	1,060,395	—	—	—	1,060,395
Amounts due to fellow subsidiaries	97,952	—	—	—	97,952
Amount due to immediate holding company	49,492	—	—	—	49,492
Amount due to a minority shareholder	122,334	—	—	—	122,334
Amount due to a subsidiary of a minority shareholder	18,251	—	—	—	18,251
Borrowings	690,166	1,242,236	1,797,541	—	3,729,943
Derivative financial instruments	8,084	6,126	2,938	—	17,148
Financial liabilities	—	—	196,806	—	196,806
Long-term other payables	21	23,267	1,780	—	25,068

	2,046,695	1,271,629	1,999,065	—	5,317,389

The table below analyses the PCB Business’ derivative financial instruments held at 30 September 2009 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

		Between	Between
		1 and 2	2 and	Over
	Within 1 Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Forward foreign exchange contracts — cash flow hedges:
Outflow	(5,114)	—	(174,541)	—	(179,655)
Inflow	5,517	—	196,794	—	202,311

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iv)  Cash flow and fair value interest-rate risk

The PCB Business’ interest-rate risk mainly arises from borrowings. Borrowings issued at variable rates expose the PCB Business to cash flow interest-rate risk. Other than borrowings, the PCB Business has no significant interest-bearing assets and liabilities. Accordingly, the PCB Business’ income and operating cash flows, other than finance costs, are substantially independent of changes in market interest rates.

The PCB Business aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trends, the PCB Business’ cash flow patterns and interest coverage ratio. The PCB Business uses interest rate swaps to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2008 and 30 September 2009, the PCB Business has interest rate swap contracts of which it pays fixed interest rate and receives variable-interest rate to hedge certain of the PCB Business’ borrowings amounting to US$100 million.

The PCB Business analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing. Based on these scenarios, the PCB Business calculates the impact on profit and loss of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

Based on the simulations performed, the impact on profit or loss of a 10 basis-point shift would be a maximum increase of HK$1,573,000, HK$2,358,000, HK$2,455,000 and HK$2,100,000 or decrease of HK$1,573,000, HK$2,358,000, HK$2,455,000 and HK$2,100,000 for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009 respectively.

(b)	Capital risk management

The PCB Business’ objectives when managing capital are to safeguard the PCB Business’ ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the PCB Business will monitor the operating cash flow generated from operations and available banking facilities to match its capital expenditures and dividend outflow payments.

The PCB Business monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as “equity”, as shown in the combined statement of financial position.

The PCB Business’ strategy was to maintain a solid capital base to support the operations and development of its business in the long term. The table below analyses the PCB Business’ capital structure at 31 December 2006, 2007, 2008 and 30 September 2009:

				At 30
	At 31 December			September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Total borrowings	1,572,836	2,587,435	3,586,243	3,564,456
Less: cash and bank balances (Note 21)	(164,964)	(402,822)	(797,874)	(849,012)

Net debt	1,407,872	2,184,613	2,788,369	2,715,444

Total capital	631,096	1,860,055	1,776,609	2,313,896

Gearing ratio	223%	117%	157%	117%

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

During 2007, the decrease in the gearing ratio above resulted primarily from the increase in capital through capital contribution from immediate holding company.

During 2008, the increase in the gearing ratio above resulted primarily from the increase in borrowings to finance the purchases of property, plant and equipment.

During 2009, the decrease in the gearing ratio above resulted primarily from the increase in capital through capital contribution from immediate holding company.

(c)	Fair value estimation

Effective 1 January 2009, the PCB Business adopted the amendment to HKFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the PCB Business’ assets and liabilities that are measured at fair value at the end of the reporting period.

At
30 September
2009
HK$’000

Assets
Level 2
— Derivatives financial instruments	22,796
Level 3
— Available-for-sale financial asset	17,714

Total assets	40,510

Liabilities
Level 2
— Derivatives financial instruments	15,967

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

(i) The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curve.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(ii) The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of reporting period, with the resulting value discounted back to present value.

(iii) Enterprise value calculation method is used to determine the fair value for the available-for-sale financial asset which uses an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the latest unaudited financial results of the security and an enterprise value multiplier of 5.5 times. The enterprise value multiplier used is within the range of the multiplier of similar companies within the same industry.

4  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The PCB Business makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Useful lives of property, plant and equipment

The PCB Business’ management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitors’ actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(b)	Impairment of non-financial assets

Property, plant and equipment, leasehold land and land use rights, and intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and goodwill is tested annually for impairment in accordance with accounting policy stated in Note 2(e). The recoverable amounts are determined based on value-in-use calculations or market valuations. These calculations require the use of judgements and estimates.

Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell or net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the PCB Business’ financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the combined income statement.

(c)	Provision for impairment of trade and other receivables

The PCB Business makes provision for impairment of trade and other receivables based on an assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment of trade and

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

other receivables requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of receivables and provision for impairment losses in the period in which such estimate has been changed.

(d)	Net realisable values of inventories

Inventories are carried at the lower of cost and net realisable value. The cost of inventories is written down to net realisable value when there is an objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if those inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the combined income statement is the difference between the carrying value and net realisable value of the inventories. In determining whether the cost of inventories can be recoverable, significant judgement is required. In making this judgement, the PCB Business evaluates, among other factors, the duration and extent by all means to which the amount will be recovered.

(e)	Present value of financial liabilities

The PCB Business’ management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 26. This formula requires the use of estimates and assumptions which are described in Note 26. Any changes in these assumptions will impact the present value determined and the amount recorded in the combined statement of financial position.

(f)	Allocation of corporate expenses and income

The PCB Business’ management specifically determines the allocation of certain general corporate expense and interest income of the Company. For those expense and income for which a specific identification method is not practicable, the expense and income are allocated based on the estimates that management considered as a reasonable reflection of the utilisation of service provided to, or benefits received by the PCB Business.

Corporate expenses allocated to the PCB Business mainly represented share award expenses (Note 7). For shares that are granted to the employees of the PCB Business, the related expenses are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses are allocated based on revenue of the PCB Business to the Group. The allocation basis requires the use of judgement and estimates. Management has performed sensitivity analysis by applying different allocation basis (i.e. based on operating profit of the PCB Business to the Group) and there is no significant impact on combined income statement.

5  Turnover/Revenue

Turnover/revenue represents the sales of printed circuit boards during the year/period.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6  Other income

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Sales of scrap	61,837	119,967	153,508	121,689	84,076
Investment tax credits	8,054	29,518	—	—	—
Dividend income from available-for-sale financial asset	—	—	—	—	1,971
Tooling charges	10,146	5,757	—	—	—
Rental income from fellow subsidiaries	2,605	959	1,282	719	508
Negative goodwill from acquisition of minority interest in a subsidiary (Note 33(a))	1,108	—	—	—	—
Sundries	3,476	5,129	4,020	2,825	5,178

	87,226	161,330	158,810	125,233	91,733

Investment tax credits represent incentives receivable as a result of the re-investment of the dividend incomes from subsidiaries in mainland China.

7  Share award expenses

In 2007, SuSih, the controlling shareholder of the Company, through its then wholly owned subsidiary Total Glory Holdings Limited (“Total Glory”), granted 120,556,000 shares from Total Glory’s shareholding in the Company to the employees and senior executives of the Company who are involved in the PCB Business so as to allow them to share in the PCB Business’ success and to incentivise and reward them.

Out of the total 120,556,000 shares, 93,396,000 shares are not subject to any vesting condition whereas 27,160,000 shares are subject to certain vesting condition. For the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, out of the 27,160,000 shares which are subject to vesting condition, nil, 4,557,000, 4,044,000 (unaudited) and 5,014,000 shares were forfeited and returned to Total Glory respectively. Based on the offer price of HK$2.25 per share, share award expenses of approximately nil, HK$5.3 million, HK$4.8 million (unaudited) and HK$0.1 million were credited to the combined income statement for the years ended 31 December 2007, 2008 and for the nine months ended 30 September 2008 and 2009 respectively as a result of forfeiture. In addition, those granted shares which are subject to vesting conditions and based on the offer price of HK$2.25 per share, net share award expenses of HK$16.0 million, HK$10.6 million, HK$8.4 million (unaudited) and HK$9.9 million were charged to the combined income statement for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively.

In respect of 93,396,000 shares granted in 2007 which are not subject to any vesting condition, all of them were vested in 2007 and HK$210.1 million was charged to the combined income statement for the year ended 31 December 2007. No share award expense was charged to the combined income statement for the year ended 31 December 2008 and nine months ended 30 September 2008 and 2009 in relation to those granted shares which are not subject to any vesting condition.

For the share award expenses charged for the years ended 31 December 2007 and 2008 and nine months ended 30 September 2008 and 2009, corresponding amounts were credited as an employee share-based compensation reserve under equity in the financial statements of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

8  Employee benefit expenses

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Wages and salaries	362,590	532,879	691,296	516,392	515,640
Share award expenses (Note 7)	—	226,097	10,601	8,404	9,897
Retirement benefit costs	16,556	19,420	27,860	20,036	18,295

	379,146	778,396	729,757	544,832	543,832

The PCB Business participates in employee social security plans, including pension, medical and other welfare benefits organised by the municipal government in mainland China in accordance with relevant regulations. Contributions are calculated based on certain percentages of the total salary costs of employees, subject to certain ceilings. The assets of the plans are held separately by the municipal government, which is responsible for the entire pension obligations payable to the retired employees. The PCB Business has no other obligations except for making these specific contributions to the plans.

The PCB Business also operates a defined contribution scheme in accordance with the requirements of the Mandatory Provident Fund Ordinance for all eligible employees in Hong Kong. Contributions to the scheme are calculated based on certain percentage of the applicable salary costs or pre-determined fixed sums. The assets of the scheme are held under separate independent trust funds.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9  Expenses by nature

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Raw materials and consumables used	1,398,859	2,049,998	2,600,715	2,001,482	1,747,408
Employee benefit expenses (Note 8)	379,146	778,396	729,757	544,832	543,832
Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
Amortisation of leasehold land and land use rights	1,876	2,167	3,600	2,688	2,730
Depreciation of property, plant and equipment	200,264	278,664	420,885	309,313	363,980
Impairment of property, plant and equipment	—	10,612	—	—	5,419
Impairment of intangible assets	55	—	19,860	—	—
(Gain)/loss on disposal of property, plant and equipment	(780)	2,563	19,493	6,540	735
Provision for/(written-back of) bad and doubtful debts	15,818	6,590	(1,659)	2,754	2,253
Provision for/(written-back of) inventories	12,264	12,572	6,646	5,550	(2,315)
Management fee expense to a related party (Note 34(g))	5,000	—	—	—	—
Sales commission	12,113	12,890	17,038	15,324	6,189
Subcontracting expenses	79,688	82,568	98,987	77,515	27,413
Auditor’s remuneration	2,439	4,024	4,843	3,255	3,299
Operating lease rental expense — Land and buildings	3,005	4,645	6,036	4,438	3,708
Net exchange (gain)/loss	(18,964)	(68,349)	(152,479)	(154,049)	11,014
Others	417,813	598,356	926,067	662,452	578,345

Total cost of sales, selling and distribution expenses, general and administrative expenses and share award expenses	2,509,766	3,777,033	4,702,780	3,484,607	3,294,888

10  Interest income

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Interest income from banks	2,128	9,786	4,780	3,509	1,269
Interest income from fellow subsidiaries	—	6,683	12,660	9,501	3,923
Interest income from related parties	3,743	—	—	—	—
Interest income from deposits relating to share subscription during the Listing	—	12,038	—	—	—

	5,871	28,507	17,440	13,010	5,192

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

11  Finance costs

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Interest expenses on bank loans, overdrafts and other short-term loans wholly repayable within five years	77,776	104,311	138,260	97,732	69,346
Less: amounts capitalised in property, plant and equipment (Note)	—	—	(24,777)	(17,367)	(12,274)

	77,776	104,311	113,483	80,365	57,072
Interest expense to a fellow subsidiary	198	—	—	—	—
Interests on accretion of discount of financial liabilities	—	—	15,876	14,138	6,687

	77,974	104,311	129,359	94,503	63,759

Note:

Interest expenses of approximately HK$24,777,000, HK$17,367,000 (unaudited) and HK$12,274,000 arising on borrowings for the construction and acquisition of qualifying assets were capitalised during the year ended 31 December 2008 and nine months period ended 30 September 2008 and 2009 and are included in ‘Additions’ under property, plant and equipment. There was no such item in 2006 and 2007. A capitalisation rate of approximately 3.9%, 3.8% (unaudited) and 2.0% per annum was used for the year ended 31 December 2008 and nine months ended 30 September 2008 and 2009, representing the interest rate of the loans used to finance the projects.

12  Income tax expense

The amounts of taxation charged to the combined income statement represent:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Current income tax
— Hong Kong profits tax	3,456	(139)	138	1,160	—
— Overseas taxation	44,875	73,472	78,676	89,706	59,658
Deferred income tax (Note 25)	(6,754)	(9,140)	(5,919)	(13,939)	(14,656)

	41,577	64,193	72,895	76,927	45,002

Taxation has been provided at the appropriate tax rates prevailing in the countries in which the PCB Business operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17.5%, 16.5%, 16.5% and 16.5% on the estimated assessable profit for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. The rates applicable for income tax in mainland China are 33%, 33%, 25%, 25% and 25% for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively. Certain subsidiaries established in mainland China are entitled to exemption and concessions from income tax under tax holidays. Income tax was calculated at rates given under the concessions.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The new Corporate Income Tax Law increases the corporate income tax rate for foreign investment enterprises from previous preferential rates to 25% with effect from 1 January 2008. Companies established in mainland China before 16 March 2007 and previously taxed at the rate lower than 25% may be offered a gradual increase of tax rate to 25% within 5 years.

Certain subsidiaries of the PCB Business established in mainland China will enjoy preferential income tax rate from 2008 to 2011 and be taxed at the rate of 25% from 2012 or when the preferential treatment expires.

The taxation of the PCB Business’ profit before income tax differs from the theoretical amount that would arise using the applicable tax rate, being the weighted average of tax rates prevailing in the territories in which the PCB Business operates, as follows:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Profit before income tax	344,130	417,131	556,548	489,345	243,667

Tax calculated at domestic applicable tax rate	117,565	166,417	134,385	118,105	63,866
Effect of change in tax rate	—	(10,940)	(14,200)	(157)	—
Effect of relief on income tax	(87,636)	(136,263)	(40,090)	(45,866)	(59,090)
Expenses not deductible for taxation purposes	42,209	51,338	40,228	39,496	30,806
Income not subject to taxation	(33,511)	(27,645)	(51,196)	(43,442)	(10,518)
Unrecognised tax loss utilised during the year/period	—	(2,128)	(1,086)	(4,678)	(3,379)
Tax losses for which no deferred tax recognised	2,950	23,414	4,854	13,469	23,317

Income tax expense	41,577	64,193	72,895	76,927	45,002

Weighted average domestic applicable tax rate	34.2%	39.9%	24.1%	24.1%	26.2%

The change in weighted average domestic applicable tax rates above is mainly caused by a change in mix of profit earned in different tax jurisdictions and changes in respective tax rates as mentioned above.

13  Dividend

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Dividend paid	—	290,000	600,100	600,100	—

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

14  Property, plant and equipment

			Furniture	Plant,
		Leasehold	and	Machinery and	Motor	Construction in
	Buildings	Improvements	Equipment	Equipment	Vehicles	Progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006
Cost	481,039	15,413	80,810	1,518,764	17,197	83,461	2,196,684
Accumulated depreciation and accumulated impairment	(91,345)	(7,096)	(39,813)	(646,840)	(11,489)	—	(796,583)

Net book amount	389,694	8,317	40,997	871,924	5,708	83,461	1,400,101

Year ended 31 December 2006
Opening net book amount	389,694	8,317	40,997	871,924	5,708	83,461	1,400,101
Exchange differences	13,055	—	1,063	38,848	179	3,255	56,400
Additions	9,166	411	15,811	220,148	2,933	394,813	643,282
Disposals	(823)	(1,913)	(222)	(2,862)	(25)	(2)	(5,847)
Depreciation	(24,683)	(1,151)	(11,881)	(160,328)	(2,221)	—	(200,264)
Reclassification	12,873	—	6,733	349,587	—	(369,193)	—

Closing net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672

At 31 December 2006
Cost	517,253	10,298	100,302	2,081,859	18,801	112,334	2,840,847
Accumulated depreciation and accumulated impairment	(117,971)	(4,634)	(47,801)	(764,542)	(12,227)	—	(947,175)

Net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672

Year ended 31 December 2007
Opening net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672
Exchange differences	30,448	—	4,422	106,264	393	36,852	178,379
Additions	8,276	91	20,762	292,816	4,024	892,351	1,218,320
Addition through business combinations	160,233	—	4,998	298,651	127	362,241	826,250
Disposals	(164)	—	(129)	(5,027)	—	(613)	(5,933)
Depreciation	(29,551)	(92)	(28,273)	(217,959)	(2,789)	—	(278,664)
Reclassification	28,338	562	49,845	156,052	—	(234,797)	—
Impairment	—	—	(579)	(10,033)	—	—	(10,612)

Closing net book value	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

			Furniture	Plant,
		Leasehold	and	Machinery and	Motor	Construction in
	Buildings	Improvements	Equipment	Equipment	Vehicles	Progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2007
Cost	752,116	10,937	221,491	2,901,088	21,590	1,168,368	5,075,590
Accumulated depreciation and accumulated impairment	(155,254)	(4,712)	(117,944)	(963,007)	(13,261)	—	(1,254,178)

Net book amount	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412

Year ended 31 December 2008
Opening net book amount	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412
Exchange differences	41,027	—	5,245	122,414	353	46,731	215,770
Additions	6,323	85	17,640	59,314	3,406	1,260,856	1,347,624
Disposals	(19,054)	—	(116)	(1,385)	(118)	(1,470)	(22,143)
Depreciation	(41,354)	(140)	(35,787)	(340,399)	(3,205)	—	(420,885)
Reclassification	436,130	—	17,721	750,000	—	(1,203,851)	—

Closing net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778

At 31 December 2008
Cost	1,217,579	11,022	263,912	3,850,084	25,424	1,270,634	6,638,655
Accumulated depreciation and accumulated impairment	(197,645)	(4,852)	(155,662)	(1,322,059)	(16,659)	—	(1,696,877)

Net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778

Nine months ended 30 September 2009
Opening net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778
Exchange differences	590	—	20	1,701	2	499	2,812
Additions	3,866	5	20,650	8,410	446	235,646	269,023
Disposals	—	—	(239)	(186)	(2,680)	(508)	(3,613)
Depreciation	(44,664)	(116)	(31,081)	(285,680)	(2,439)	—	(363,980)
Reclassification	95,272	—	8,869	208,930	—	(313,071)	—
Impairment	—	—	—	—	—	(5,419)	(5,419)

Closing net book value	1,074,998	6,059	106,469	2,461,200	4,094	1,187,781	4,840,601

At 30 September 2009
Cost	1,317,440	11,027	292,383	4,068,360	21,491	1,193,200	6,903,901
Accumulated depreciation and accumulated impairment	(242,442)	(4,968)	(185,914)	(1,607,160)	(17,397)	(5,419)	(2,063,300)

Net book amount	1,074,998	6,059	106,469	2,461,200	4,094	1,187,781	4,840,601

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation expenses for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the combined income statement as below:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of sales	186,799	261,906	397,621	294,655	329,683
Selling and distribution expenses	3,472	3,550	3,678	2,750	2,981
General and administrative expenses	9,993	13,208	19,586	11,908	31,316

	200,264	278,664	420,885	309,313	363,980

Impairment loss of approximately nil, HK$10,612,000, nil, nil (unaudited) and HK$5,419,000 has been charged to general and administrative expenses for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively.

15  Leasehold land and land use rights

The PCB Business’ interest in leasehold land and land use rights represents prepaid operating lease payments and their net book values are analysed as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period
Cost	66,825	91,856	154,548	162,933
Accumulated amortisation	(6,750)	(8,811)	(11,506)	(15,677)

Net book amount	60,075	83,045	143,042	147,256

Opening net book amount	60,075	83,045	143,042	147,256
Exchange differences	2,373	6,271	7,814	41
Additions	22,473	—	—	—
Acquisition through business combination (Note 33(b))	—	55,893	—	—
Amortisation	(1,876)	(2,167)	(3,600)	(2,730)

Closing net book amount	83,045	143,042	147,256	144,567

End of the year/period
Cost	91,856	154,548	162,933	162,981
Accumulated amortisation	(8,811)	(11,506)	(15,677)	(18,414)

Net book amount	83,045	143,042	147,256	144,567

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Amortisation expenses for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the combined income statement as below:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of sales	157	157	157	118	118
General and administrative expenses	1,719	2,010	3,443	2,570	2,612

	1,876	2,167	3,600	2,688	2,730

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

In Hong Kong held on:
Leases of leasehold land between 10 to 50 years	6,371	6,213	6,056	5,938
In mainland China held on:
Leases of land use rights between 10 to 50 years	76,674	130,673	135,325	132,851
In India held on:
Leases of land use rights between 10 to 50 years	—	6,156	5,875	5,778

	83,045	143,042	147,256	144,567

In regards with the leasehold land and land use rights owned and occupied by the PCB Business, the PCB Business holds all of the relevant certificates of state-owned land use rights except for a piece of land in mainland China for which the net book value as at 31 December 2006, 2007 and 2008 and 30 September 2009 amounted to approximately HK$9,177,000, HK$9,637,000 and HK$10,010,000 and HK$9,850,000 respectively.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

16  Intangible assets

		Technologies	Customer
	Goodwill	Fee	Relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (i))

At 1 January 2006
Cost	33,779	11,700	—	800	46,279
Accumulated amortisation and accumulated impairment	(19,724)	(2,925)	—	(321)	(22,970)

Net book amount	14,055	8,775	—	479	23,309

Year ended 31 December 2006
Opening net book amount	14,055	8,775	—	479	23,309
Exchange differences	477	—	—	—	477
Impairment	(55)	—	—	—	(55)
Amortisation	—	(1,170)	—	—	(1,170)

Closing net book amount	14,477	7,605	—	479	22,561

At 31 December 2006
Cost	34,201	11,700	—	800	46,701
Accumulated amortisation and accumulated impairment	(19,724)	(4,095)	—	(321)	(24,140)

Net book amount	14,477	7,605	—	479	22,561

Year ended 31 December 2007
Opening net book amount	14,477	7,605	—	479	22,561
Exchange differences	1,014	—	294	—	1,308
Acquisition through business combination (Note 33(b))	106,738	—	20,629	—	127,367
Amortisation	—	(1,170)	(167)	—	(1,337)

Closing net book amount	122,229	6,435	20,756	479	149,899

At 31 December 2007
Cost	141,953	11,700	20,931	800	175,384
Accumulated amortisation and accumulated impairment	(19,724)	(5,265)	(175)	(321)	(25,485)

Net book amount	122,229	6,435	20,756	479	149,899

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Technologies	Customer
	Goodwill	Fee	Relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (i))

Year ended 31 December 2008
Opening net book amount	122,229	6,435	20,756	479	149,899
Exchange differences	9,253	—	925	—	10,178
Impairment	—	—	(19,860)	—	(19,860)
Adjustment for change in estimate of contingent consideration (Note (ii))	(115,067)	—	—	—	(115,067)
Amortisation	—	(1,170)	(1,821)	—	(2,991)

Closing net book amount	16,415	5,265	—	479	22,159

At 31 December 2008
Cost	36,139	11,700	22,260	800	70,899
Accumulated amortisation and accumulated impairment	(19,724)	(6,435)	(22,260)	(321)	(48,740)

Net book amount	16,415	5,265	—	479	22,159

Nine months ended 30 September 2009
Opening net book amount	16,415	5,265	—	479	22,159
Exchange differences	11	—	—	—	11
Amortisation	—	(878)	—	—	(878)

Closing net book amount	16,426	4,387	—	479	21,292

At 30 September 2009
Cost	36,150	11,700	22,260	800	70,910
Accumulated amortisation and accumulated impairment	(19,724)	(7,313)	(22,260)	(321)	(49,618)

Net book amount	16,426	4,387	—	479	21,292

Amortisation of approximately HK$1,170,000, HK$1,337,000, HK$2,991,000, HK$2,513,000 (unaudited) and HK$878,000 has been included in general and administrative expenses in the combined income statement for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2008 and 2009, respectively.

Impairment charge of approximately HK$55,000, nil, HK$19,860,000, nil (unaudited) and nil has been included in general and administrative expenses in the combined income statement for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2008 and 2009, respectively.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Notes:

(i) Impairment test for goodwill

Goodwill is allocated to the PCB Business’ CGUs identified according to the country of operation. The allocation by country of operation is presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Mainland China	14,477	122,229	16,415	16,426

For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. The value-in-use calculations use cash flow projections based on the extrapolation of the latest unaudited financial results of each CGU to a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. There are a number of assumptions and estimates involved for the preparation of cash flow projections for the year/period.

Key assumptions used for value-in-use calculations for goodwill for the following five years of each of the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009 are presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009

Gross margin	21.0%	23.0%	19.2%	19.7%
Growth rate	16.8%	20.0%	10.0%	10.0%
Discount rate	10.0%	8.3%	6.1%	6.1%

These assumptions have been used for the analysis of each CGU within the business segment. The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the PCB Business for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.

(ii)  Adjustment for change in estimate of contingent consideration

As at 31 December 2008 and 30 September 2009, the present value of the put option which represents a contingent consideration due in 2013 in relation to the acquisition of Meadville Aspocomp (BVI) Holdings Limited (“MAH”), (previously known as Aspocomp Asia Limited (“ASPA”)) (Note 33(b)), has been decreased by approximately HK$129,000,000 and has been increased by approximately HK$3,802,000 respectively. In connection with the adjustments made for the year ended 31 December 2008, relevant goodwill has been reduced by approximately HK$115,067,000 and the excess credit of approximately HK$13,933,000 has been recognised in the combined income statement. In connection with the adjustments made for the period ended 30 September 2009, no adjustment was made to relevant goodwill and the excess credit of approximately HK$13,425,000 has been recognised in the combined income statement while an amount of approximately HK$17,226,000 has been debited to the hedging reserve in the combined statements of changes in equity.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17  Available-for-sale financial asset

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted equity security
Beginning of the year/period	—	—	21,089	20,635
Addition	—	21,089	—	—
Less: fair value loss recognised directly in available-for-sale financial asset reserve	—	—	(454)	(2,921)

End of the year/period	—	21,089	20,635	17,714

The fair value of unlisted equity security is based on enterprise value calculation which uses an average of the latest two years’ EBITDA extracted from the latest unaudited financial results of this security and an enterprise value multiplier of 5.5 times as at 31 December 2007 and 2008 and 30 September 2009.

18  Inventories

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Raw materials	81,982	121,233	150,286	159,529
Work in progress	77,617	114,755	101,448	132,171
Finished goods	103,841	161,860	173,315	161,230
Consumable stocks	3,125	572	2,004	4,639

	266,565	398,420	427,053	457,569

The cost of inventories recognised as expenses and included in cost of sales is as follows:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of inventories	2,249,110	3,137,705	4,198,374	3,151,242	2,846,842

Provision for/(written-back of) inventories amounted to approximately HK$12,264,000, HK$12,572,000, HK$6,646,000, HK$5,550,000 (unaudited) and HK$(2,315,000) which have been included in cost of sales in the combined income statement for the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2008 and 2009, respectively.

19  Debtors and prepayments

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Debtors	1,019,129	1,368,801	986,983	958,917
Prepayments and other receivables	95,781	112,052	176,689	124,842

	1,114,910	1,480,853	1,163,672	1,083,759

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The carrying amounts of debtors and prepayments approximate their fair values.

During the year/period, the PCB Business normally granted credit terms of 60-90 days. The ageing analysis of the debtors, based on the invoice date and net of provision, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	753,440	906,067	718,206	786,698
0 - 30 days	150,923	206,755	171,635	91,201
31 - 60 days	58,959	135,678	36,756	40,489
61 - 90 days	25,101	73,682	40,565	23,233
Over 90 days	30,706	46,619	19,821	17,296

	1,019,129	1,368,801	986,983	958,917

As at 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$59,315,000, HK$31,945,000, HK$40,495,000 and HK$15,237,000 were considered for impairment, of which HK$34,855,000, HK$24,596,000, HK$14,792,000 and HK$12,302,000 have been provided for as at 31 December 2006, 2007 and 2008 and 30 September 2009. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that the remaining portion of the receivables is expected to be recovered.

As at 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$241,229,000, HK$455,385,000, HK$243,074,000 and HK$169,284,000 were past due but not considered impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these debtors is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

0 - 30 days	150,923	206,755	171,635	91,201
31 - 60 days	58,959	135,678	36,756	40,489
61 - 90 days	13,387	68,528	21,096	22,554
Over 90 days	17,960	44,424	13,587	15,040

	241,229	455,385	243,074	169,284

The carrying amounts of the PCB Business’ debtors and prepayments are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	15,837	20,481	16,521	15,067
US$	466,518	680,210	559,317	633,400
RMB	629,256	775,858	566,283	395,482
EUR	2,866	2,257	21,540	32,565
Other currencies	433	2,047	11	7,245

	1,114,910	1,480,853	1,163,672	1,083,759

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Movements on the provision for impairment of debtors are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	35,535	34,855	24,596	14,792
Exchange differences	773	999	484	10
Provision for impairment of receivables	16,935	12,060	7,318	5,125
Receivables written off during the year/period as uncollectible	(17,271)	(17,848)	(8,629)	(4,753)
Unused amounts reversed	(1,117)	(5,470)	(8,977)	(2,872)

End of the year/period	34,855	24,596	14,792	12,302

The creation and release of provision for impaired receivables have been included in selling and distribution expenses in the combined income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The other classes within debtors and prepayments do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The PCB Business does not hold any collateral as security.

20  Amount due to a related party

The amount due to a related party was unsecured, interest-free and repayable on demand. The carrying amount of the balance approximated its fair value. The amount due to a related party as at 31 December 2006 was denominated in HK$.

21  Cash and bank balances

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Cash in hand	1,955	376	406	320
Bank balances	163,009	402,446	797,468	848,692

	164,964	402,822	797,874	849,012

Cash and bank balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	5,138	19,215	20,765	25,612
RMB	73,309	196,140	351,062	526,167
US$	73,759	133,129	382,772	270,747
Other currencies	12,758	54,338	43,275	26,486

	164,964	402,822	797,874	849,012

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Cash and bank balances include the following:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Restricted bank balances	1,424	3,901	5,873	8,397

Some of the PCB Business’ bank balances denominated in RMB are deposited with banks in mainland China. The remittance of funds out of these bank accounts is subject to the rules and regulations of foreign exchange control by the Chinese Government.

22  Capital and reserves

		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			Note (i)		Note (ii)

At 1 January 2006	134,811	—	—	—	68,286	16,889	346,736	566,722
Exchange differences	—	—	—	—	336	36,801	—	37,137
Profit for the year	—	—	—	—	—	—	239,762	239,762
Distribution to a shareholder	—	—	—	—	—	—	(410,000)	(410,000)
Transfer	—	—	—	—	12,773	—	(12,773)	—

At 31 December 2006	134,811	—	—	—	81,395	53,690	163,725	433,621
Exchange differences	—	—	—	—	713	81,190	—	81,903
Profit for the year	—	—	—	—	—	—	246,094	246,094
Capital contribution from immediate holding company	826,612	—	—	—	—	—	—	826,612
Shares award expenses (Note 7)	—	—	226,097	—	—	—	—	226,097
Dividend (Note 13)	—	—	(226,097)	—	—	—	(63,903)	(290,000)
Transfer	—	—	—	—	48,461	—	(48,461)	—

At 31 December 2007	961,423	—	—	—	130,569	134,880	297,455	1,524,327
Exchange differences	—	—	—	—	649	60,104	—	60,753
Change in fair value of available-for-sale financial asset	—	(454)	—	—	—	—	—	(454)
Profit for the year	—	—	—	—	—	—	376,071	376,071
Shares award expenses (Note 7)	—	—	10,601	—	—	—	—	10,601
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)
Transfer	—	—	—	—	35,388	—	(35,388)	—

At 31 December 2008	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198
Exchange differences	—	—	—	—	8	2,359	—	2,367
Change in fair value of available-for-sale financial asset	—	(2,921)	—	—	—	—	—	(2,921)
Cash flow hedge
— Change in fair value of hedging instruments	—	—	—	22,796	—	—	—	22,796
— Transfer to income statement upon change in fair value of hedged items	—	—	—	(17,226)	—	—	—	(17,226)
— Transfer to property, plant and equipment	—	—	—	(178)	—	—	—	(178)
Profit for the period	—	—	—	—	—	—	127,245	127,245
Capital contribution from immediate holding company (Note 33(d))	266,120	—	—	—	—	—	—	266,120
Shares award expenses (Note 7)	—	—	9,897	—	—	—	—	9,897
Transfer	—	—	—	—	28,183	—	(28,183)	—

At 30 September 2009	1,227,543	(3,375)	12,094	5,392	194,797	197,343	145,504	1,779,298

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			Note (i)		Note (ii)

Unaudited
At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327
Exchange differences	—	—	—	—	717	82,358	—	83,075
Change in fair value of available-for-sale financial asset	—	3,564	—	—	—	—	—	3,564
Profit for the period	—	—	—	—	—	—	336,258	336,258
Shares award expenses (Note 7)	—	—	8,404	—	—	—	—	8,404
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)
Transfer	—	—	—	—	13,229	—	(13,229)	—

At 30 September 2008	961,423	3,564	—	—	144,515	217,238	28,788	1,355,528

Notes:

(i)	The employee share-based compensation reserve relates to the share award expenses, details of which are described in Note 7.

(ii)	As stipulated by regulations in mainland China, subsidiaries established and operated in mainland China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the general reserve, at rates determined by their respective boards of directors. The general reserve can be utilised to offset prior year losses or be utilised for the issuance of bonus shares. During the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, the boards of directors of certain of the PCB Business’ entities established in mainland China appropriated an aggregate amount of approximately HK$12,773,000, HK$48,461,000, HK$35,388,000, HK$13,229,000 (unaudited) and HK$28,183,000 to the general reserve respectively.

23  Borrowings

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current
Long-term bank loans (Note(a))	667,600	1,679,147	2,763,230	2,954,662

Current
Current portion of long-term bank loans (Note(a))	136,160	379,294	358,982	467,956
Short-term bank loans (Note(b))	727,419	528,994	438,405	141,838
Bank overdrafts (Note(b))	41,657	—	25,626	—

	905,236	908,288	823,013	609,794

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans	803,760	2,058,441	3,122,212	3,422,618
Less: current portion included under current liabilities	(136,160)	(379,294)	(358,982)	(467,956)

Long-term portion under non-current liabilities	667,600	1,679,147	2,763,230	2,954,662

All long-term bank loans are unsecured and are repayable in equal quarterly or semi-annual instalments up to 2013. The long-term bank loans carry interests that were above Hong Kong Interbank Offered Rate, London Interbank Offered Rate or Singapore Interbank Offered Rate in the range of 0.88% — 1.20%, 0.67% — 1.20%, 0.65% — 1.50% and 0.67% — 2.00% for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2009, respectively.

(a)	The carrying amounts and fair values of the long-term bank loans are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans
Carrying amounts	803,760	2,058,441	3,122,212	3,422,618
Fair values	813,018	2,116,387	3,419,564	3,429,346

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the PCB Business of 5.26%, 4.11%, 0.5% and 2.06% for financial instruments with substantially the same terms and characteristics for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2009 respectively, depending on the types and currencies of borrowings.

(b)	The carrying amounts of the short-term bank loans and bank overdrafts approximate their fair values. All short-term bank loans are unsecured.

(c)	The carrying amounts of bank borrowings are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	593,846	570,494	493,893	249,634
HK$	437,553	1,019,000	709,644	702,693
US$	541,437	952,223	2,382,706	2,612,129
EUR	—	45,718	—	—

	1,572,836	2,587,435	3,586,243	3,564,456

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(d)	The effective interest rates (per annum) at the end of reporting periods are as follows:

	At 31 December 2006
	RMB	HK$	US$	EUR

Long-term loans	5.58%	5.03%	6.51%	—
Short-term loans	5.09%	4.94%	6.32%	—
Bank overdrafts	5.58%	7.75%	—	—

	At 31 December 2007
	RMB	HK$	US$	EUR

Long-term loans	5.73%	4.19%	6.23%	—
Short-term loans	6.34%	4.35%	6.02%	5.43%

	At 31 December 2008
	RMB	HK$	US$	EUR

Long-term loans	6.36%	4.16%	4.33%	—
Short-term loans	5.79%	—	3.79%	—
Bank overdrafts	5.10%	—	—	—

	At 30 September 2009
	RMB	HK$	US$	EUR

Long-term loans	5.06%	0.97%	1.48%	—
Short-term loans	4.90%	—	—	—

(e)	All short-term bank loans and bank overdrafts will mature within one year. The maturity of long-term bank loans is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	136,160	379,294	358,982	467,956
Between one and two years	241,195	451,185	525,225	1,185,760
Between two and five years	426,405	1,227,962	2,238,005	1,768,902

	803,760	2,058,441	3,122,212	3,422,618

(f)	The exposure of the PCB Business’ borrowings to interest rate changes and the contractual repricing dates at the end of reporting periods are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Changes in interest rates
— 6 months or less	703,576	562,322	1,329,429	384,889
— over 6 months and up to 12 months	869,260	2,025,113	2,256,814	3,179,567

	1,572,836	2,587,435	3,586,243	3,564,456

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

24  Derivative financial instruments

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Forward foreign exchange contracts (Note(i))	—	—	—	22,796
Less: current portion included under current assets	—	—	—	(438)

Long-term portion under non-current assets	—	—	—	22,358

Liabilities
Interest rate swap contracts (Note(ii))	—	—	25,365	15,967
Less: current portion included under current liabilities	—	—	(8,015)	(2,023)

Long-term portion under non-current liabilities	—	—	17,350	13,944

Note:

(i)	At 30 September 2009, the PCB Business entered into certain foreign exchange contracts to buy EUR17,523,720 and JPY48,000,000 (equivalent to approximately HK$202,311,000) in total and to sell US$23,179,838 (equivalent to approximately HK$179,655,000). These outstanding forward foreign exchange contracts were mainly entered into to hedge against the foreign exchange risk in relation to the financial liabilities denominated in EUR which will mature in 2013 and payables denominated in EUR and JPY for property, plant and equipment which will mature within twelve months from date of end of reporting period.

(ii)	As at 31 December 2008 and 30 September 2009, the aggregate notional principal amounts of the outstanding swap contracts were HK$774,990,000 and HK$775,050,000 respectively, of which the PCB Business pays fixed interest at 2.72% or 3.43% per annum and receives variable rates to hedge against interest rate risk of the bank borrowings and will mature between 19 November 2009 and 30 July 2012.

25  Deferred income tax

Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	(155)	(13,124)	(32,517)	(42,437)
Deferred tax liabilities:
— Deferred tax liabilities to be settled after more than 12 months	—	65,183	79,520	74,779

Deferred tax (assets)/liabilities — net	(155)	52,059	47,003	32,342

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The gross movement of deferred income tax account is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	6,599	(155)	52,059	47,003
Exchange differences	—	(58)	863	(5)
Recognised in the combined income statement (Note 12)	(6,754)	(9,140)	(5,919)	(14,656)
Acquisition through business combination (Note 33(b))	—	61,412	—	—

End of the year/period	(155)	52,059	47,003	32,342

Representing:
Accelerated tax depreciation	9,955	12,474	17,948	17,104
Tax losses	(10,110)	(9,726)	(11,034)	(18,376)
Valuation adjustment resulting from acquisition of a subsidiary	—	78,203	67,633	62,104
Decelerated tax depreciation	—	(27,210)	(38,043)	(43,031)
Others	—	(1,682)	10,499	14,541

	(155)	52,059	47,003	32,342

The movement in deferred tax assets and liabilities during the year/period without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:

	Decelerated
	Tax
	Depreciation	Tax Losses	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	4,902	—	4,902
Recognised in the combined income statement	—	5,208	—	5,208

At 31 December 2006	—	10,110	—	10,110
Exchange differences	754	—	4	758
Recognised in the combined income statement	12,360	(384)	(700)	11,276
Acquisition through business combination (Note 33(b))	14,096	—	2,378	16,474

At 31 December 2007	27,210	9,726	1,682	38,618
Exchange differences	1,806	—	134	1,940
Recognised in the combined income statement	9,027	1,308	4,049	14,384

At 31 December 2008	38,043	11,034	5,865	54,942
Exchange differences	27	1	5	33
Recognised in the combined income statement	4,961	7,341	168	12,470

At 30 September 2009	43,031	18,376	6,038	67,445

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Deferred tax liabilities:

	Valuation
	Adjustment
	Resulting
	from
	Acquisition	Accelerated
	of a	Tax
	Subsidiary	Depreciation	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	11,501	—	11,501
Recognised in the combined income statement	—	(1,546)	—	(1,546)

At 31 December 2006	—	9,955	—	9,955
Exchange differences	700	—	—	700
Recognised in the combined income statement	(383)	2,519	—	2,136
Acquisition through business combination (Note 33(b))	77,886	—	—	77,886

At 31 December 2007	78,203	12,474	—	90,677
Exchange differences	2,801	—	2	2,803
Recognised in the combined income statement	(13,371)	5,474	16,362	8,465

At 31 December 2008	67,633	17,948	16,364	101,945
Exchange differences	20	1	7	28
Recognised in the combined income statement	(5,549)	(845)	4,208	(2,186)

At 30 September 2009	62,104	17,104	20,579	99,787

Pursuant to the new Corporate Income Tax Law with effect from 1 January 2008, a 5% withholding tax is levied on dividends distributed to foreign investors by the foreign investment enterprises established in mainland China. The requirement applies to earnings accumulated after 31 December 2007. As at 31 December 2008 and 30 September 2009, approximately HK$9,914,000 and HK$12,321,000 deferred tax liabilities have been recognised by the PCB Business.

Deferred income tax assets are recognised for tax losses carry forwards to the extent that the realisation of the related benefit through the future taxable profits is probable. The PCB Business did not recognise deferred income tax assets of HK$43,007,000, HK$55,444,000, HK$70,959,000 and HK$89,474,000 in respect of accumulated losses amounting to HK$145,331,000, HK$235,894,000, HK$303,043,000 and HK$369,992,000 as at 31 December 2006, 2007, 2008 and 30 September 2009, respectively that can be carried forward against future taxable income. As at 31 December 2006, 2007, 2008 and 30 September 2009, these accumulated tax losses amounting to HK$114,952,000, HK$185,977,000 and HK$245,225,000 and HK$333,083,000 will be expired in five years. There is no expiry period for other tax losses.

26  Financial liabilities

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Put option	—	264,394	151,270	161,758

Note:

In November 2007, MTG (PCB) No. 2 (BVI) Limited (“MTG(PCB2)”) entered into a contract with Aspocomp Group OYJ (“Aspocomp”), an independent third party incorporated in Finland and listed on the Helsinki Stock

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Exchange, to acquire 80% of the equity interest in MAH. The PCB Business and Aspocomp also entered into a put and call option agreement (“Option Deed”) as part and parcel of the MAH acquisition. Under the Option Deed, MTG(PCB2) was granted a call, to buy the remaining 20% equity interests in MAH and Aspocomp was granted a put option to sell its remaining 20% equity interests in MAH in the period from 2013 to 2023.

The put option granted under the Option Deed was recognised as financial liabilities in the combined financial statements of the PCB Business at the present value of the redemption amount.

For the purposes of determining the present value of the put option, the put option is determined based on the greater of (i) enterprise value calculation which uses EBITDA projections based on the extrapolation of the latest unaudited combined financial results of MAH to a four-year period and an enterprise value multiplier of 5.5 times or (ii) net asset value based on the extrapolation of the latest unaudited combined financial results of MAH as at end of the financial year 2012; or (iii) the minimum price of approximately EUR15.38 million plus interest which will accrue at the rate of 2.5% per annum, compounding annually for a five-year period up to financial year ending 31 December 2012.

There are a number of assumptions and estimates involved in the preparation of EBITDA projections for the year. Key assumptions used for enterprise value calculation for put option of each of the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009 are presented as below:

				At
	At 31 December			30 September
	2006	2007	2008	2009

Gross margin	—	17.8%	19.2%	19.7%
Growth rate	—	25.0%	10.0%	10.0%
Discount rate	—	8.3%	6.1%	6.1%

The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the PCB Business for the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the EBITDA projections and changes to key assumptions can significantly affect these EBITDA projections.

The value of put option as at 31 December 2007, 2008 and 30 September 2009 represent the present value of the minimum price which was the highest possible value under the put option (Note 16(ii)).

27  Long-term other payables

The balances represent payable for purchase of property, plant and equipment and will be settled after twelve months.

The balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	87,862	44,349	23,717
JPY	—	26,272	13,039	—
EUR	—	1,524	17,176	—
HK$	—	—	—	1,257

	—	115,658	74,564	24,974

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28  Creditors and accruals

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Creditors	329,574	598,331	667,797	571,752
Accruals	381,683	672,426	720,622	488,643

	711,257	1,270,757	1,388,419	1,060,395

The carrying amounts of creditors and accruals approximate their fair values.

During the year/period, the PCB Business normally received credit terms of 60-90 days. The ageing analysis of the creditors, based on the invoice date, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	243,467	368,096	408,312	418,407
0 — 30 days	52,727	127,096	181,909	102,321
31 — 60 days	17,338	58,889	55,412	34,673
61 — 90 days	9,594	25,078	10,287	5,408
Over 90 days	6,448	19,172	11,877	10,943

	329,574	598,331	667,797	571,752

The carrying amounts of the PCB Business’ creditors and accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	188,475	170,923	160,345	132,789
RMB	356,422	652,364	775,854	710,993
US$	152,599	289,491	405,821	168,983
EUR	3,338	90,991	39,963	33,233
JPY	9,082	46,470	6,197	13,238
Other currencies	1,341	20,518	239	1,159

	711,257	1,270,757	1,388,419	1,060,395

29  Amounts due from/(to) a minority shareholders/a subsidiary of a minority shareholder

The amounts due from/(to) a minority shareholder and a subsidiary of a minority shareholder are unsecured, interest-free and payable on demand except for trading balances which are due within normal trade credit terms. The carrying amounts of these balances approximate their fair values.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The carrying amount of the amount due from a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	2,529	—	—
EUR	—	36,526	—	—

	—	39,055	—	—

The carrying amount of the amount due to a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	96,841	165,969	77,898	62,978
RMB	23,077	7,708	91,761	59,356

	119,918	173,677	169,659	122,334

The carrying amount of the amount due to a subsidiary of a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	—	—	5,188
RMB	10,716	5,040	12,338	13,063

	10,716	5,040	12,338	18,251

30  Amounts due from/(to) fellow subsidiaries/loan to a fellow subsidiary

The amounts due from/(to) fellow subsidiaries are unsecured and repayable on demand, except for trading balances which are due within normal credit terms. The amounts due from/(to) fellow subsidiaries are interest-bearing at 6.00% per annum or prime rate, 5.50%, 4.00% and 1.54% per annum on outstanding amounts as at 31 December 2006, 2007, 2008 and 30 September 2009 respectively. The carrying amounts of these balances approximate their fair values. The amounts due from fellow subsidiaries are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	244,296	388,330	13,889
RMB	—	—	1,348	—
US$	—	—	564	—

	—	244,296	390,242	13,889

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The amounts due to fellow subsidiaries are denominated in following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	(6,562)	—	—
RMB	—	—	(41,719)	(67,207)
US$	(66,454)	(93,276)	(46,762)	(30,745)

	(66,454)	(99,838)	(88,481)	(97,952)

The loan to a fellow subsidiary is unsecured, interest-bearing at 4.20% per annum as at 31 December 2008 and 30 September 2009 and repayable in 2011. The balance is denominated in US$. The carrying amount of the balance approximates its fair value.

31  Amounts due from/(to) intermediate holding company and immediate holding company

The amounts due from/(to) intermediate holding company and immediate holding company are unsecured, interest-free and repayable on demand. The carrying amounts of these balances approximate their fair values. These amounts are denominated in HK$.

32  Commitments

(a)	Capital commitments

Capital commitments in respect of property, plant and equipment at the end of reporting periods are as follows:

				At
	As 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Contracted but not provided for	184,217	615,276	332,771	274,105
Authorised but not contracted for	6,446	101,379	3,342	2,173

	190,663	716,655	336,113	276,278

At 31 December 2006, 2007, 2008 and 30 September 2009, the PCB Business had commitment in respect of the injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$235,504,000, HK$664,265,000 HK$654,574,000 and HK$186,012,000 respectively.

(b)	Operating lease commitments

The future aggregate minimum lease expense under non-cancellable operating leases in respect of land and buildings is payable as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	3,387	3,055	2,391	3,682
One to five years	2,035	3,908	2,992	3,902
More than five years	5,027	18,956	18,695	18,507

	10,449	25,919	24,078	26,091

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

33  Notes to the combined statements of cash flows

(a)	Acquisition of minority interest in a subsidiary

On 27 July 2006, the PCB Business acquired 10% interest in Shanghai Kaiser Electronics Co., Ltd. from Goalink Industrial Ltd. at a consideration of US$815,000 (approximately HK$6,354,000), increasing its interest in Shanghai Kaiser Electronics Co., Ltd. from 90% to 100%.

Details of the net assets acquired and goodwill are as follows:

Acquiree’s
Carrying
Amount
2006
HK$’000

Net assets acquired comprised of:
Property, plant and equipment	69,646
Land use right	2,242
Inventories	857
Debtors and prepayments	9,283
Cash and bank balances	5,237
Creditors and accruals	(10,187)
Balances with group companies	(2,461)

Net assets value	74,617

Additional share of net assets value (10%)	7,462
Less: Consideration paid	(6,354)

Negative goodwill credited to combined income statement (Note)	1,108

Note:

Negative goodwill represents excess of acquirers interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

(b)	Acquisition of a subsidiary through business combination

On 30 November 2007, the PCB Business acquired 80% of the share capital of MAH from a third party, Aspocomp, for a consideration of approximately HK$724,166,000.

Details of the net assets acquired and goodwill are as follows:

HK$’000

Purchase consideration:
— Cash paid	707,666
— Financial liabilities — put option (Note 26)	264,394
— Direct costs relating to the acquisition	16,500

Total purchase consideration	988,560
Fair value of net assets acquired — shown as below	(881,822)

Goodwill (Note 16)	106,738

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the PCB Business’ acquisition of MAH.

The assets and liabilities as at 30 November 2007 arising from the acquisition are as follows:

	Acquiree’s
	Carrying
	Amount		Acquiree’s
	Before	Fair Value	Fair Value
	Acquisition	Adjustment	Amount
	HK$’000	HK$’000	HK$’000

Net assets acquired comprised of:
Property, plant and equipment	568,776	257,474	826,250
Leasehold land and land use rights	21,099	34,794	55,893
Intangible assets	—	20,629	20,629
Inventories	27,782	—	27,782
Debtors and prepayments	216,121	—	216,121
Deferred tax assets	16,474	—	16,474
Cash and bank balances	29,451	—	29,451
Creditors and accruals	(171,772)	—	(171,772)
Taxation payable	(3,905)	—	(3,905)
Borrowings	(57,215)	—	(57,215)
Deferred tax liabilities	—	(77,886)	(77,886)

	646,811	235,011	881,822
Goodwill (Note 16)			106,738

			988,560

Satisfied by:
Cash consideration			724,166
Financial liabilities (Note 26)			264,394

			988,560

Net cash outflow arising on acquisition
Cash consideration			724,166
Bank balances and cash acquired			(29,451)

Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary			694,715

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Analysis of cash and cash equivalents

	At 31 December			At 30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cash and bank balances (Note 21)	164,964	402,822	797,874	381,870	849,012
Bank overdrafts (Note 23)	(41,657)	—	(25,626)	(25,782)	—

	123,307	402,822	772,248	356,088	849,012
Less: restricted bank balances (Note 21)	(1,424)	(3,901)	(5,873)	(1,183)	(8,397)

Cash and cash equivalents	121,883	398,921	766,375	354,905	840,615

(d)	Major non-cash transactions

During the period ended 30 September 2009, the immediate holding company of the PCB Business contributed capital of approximately HK$266,120,000 to the PCB Business which was settled through current account.

During the period ended 30 September 2009, the PCB Business assigned an amount of approximately HK$273,465,000 due from fellow subsidiaries to the immediate holding company of the PCB Business.

34  Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

The directors regard MTG Investment (BVI) Limited and SuSih, both incorporated in the British Virgin Islands, as being the immediate holding company and ultimate holding company respectively.

The PCB Business regularly conducts transactions in the normal course of business with a minority shareholder, a subsidiary of a minority shareholder and other related parties, details of which during the years/periods are:

(a)	Purchases of raw materials (Note i)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A minority shareholder	301,348	418,501	401,531	335,316	225,280

A subsidiary of a minority shareholder	34,280	37,272	30,047	17,690	42,498

Fellow subsidiaries	210,841	281,974	345,288	264,909	279,524

(b)	Rental expense (Note ii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	448	503	503	377	377

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Interest expense (Note iii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	198	—	—	—	—

(d)	Commission on purchase of machineries (Note iv)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	189	—	—	—	—

(e)	Rental income (Note ii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Fellow subsidiaries	2,605	959	1,282	719	508

(f)	Interest income (Note iii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Related parties
— Companies being controlled by directors of the Company	1,989	—	—	—	—
— A director	1,754	—	—	—	—

	3,743	—	—	—	—

Fellow subsidiaries	—	6,683	12,660	9,501	3,923

(g)	Management fee (Note v)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A related party
— A company being controlled by directors of the Company	5,000	—	—	—	—

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(h)	Amounts due from/(to) related parties

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Non-trade balance
Intermediate holding company	31	—	40,177	—	—
Non-trade balance
Immediate holding company	31	—	(290,000)	(643,961)	(49,492)

Non-trade balance
Fellow subsidiaries	30	—	244,296	390,242	13,889

Non-trade balance
Fellow subsidiaries		(2,926)	(14,363)	—	(1,580)
Trade balance
Fellow subsidiaries		(63,528)	(85,475)	(88,481)	(96,372)

	30	(66,454)	(99,838)	(88,481)	(97,952)

Loan to a fellow subsidiary	30	—	—	41,074	10,076

Non-trade balance
A minority shareholder	29	—	39,055	—	—

Non-trade balance
A related party
— A company being controlled by directors of the Company	20	(417,859)	—	—	—

Dividend payable
A minority shareholder		—	(343)	(60,466)	—
Trade balance
A minority shareholder		(119,918)	(173,334)	(109,193)	(122,334)

	29	(119,918)	(173,677)	(169,659)	(122,334)

Trade balance
A subsidiary of a minority shareholder	29	(10,716)	(5,040)	(12,338)	(18,251)

Notes:

(i)	Purchases of raw materials from a minority shareholder, a subsidiary of a minority shareholder and fellow subsidiaries are made at prices and terms comparable to those charged by and contracted with other third party suppliers of the PCB Business.

(ii)	Rental income/expenses were based on underlying rental agreements which are renewed annually.

(iii)	Interest expenses/income were calculated at 6.00% per annum or prime rate, 5.50%, 4.00% and 1.54% per annum on the outstanding amounts for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively.

(iv)	Commission on purchases of machineries were based on mutual agreement entered into by the parties.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(v)	Management fee is subject to contract terms as signed by the parties involved, which is at a fixed monthly fee for the provision of management services and consultancy services to the entities of the PCB Business.

(i)	Key management compensation

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Basic salaries, allowances and benefits in kind	27,530	34,777	45,720	30,090	30,916
Share award expenses (Note 7)	—	150,326	4,018	3,018	3,024
Bonuses	5,510	11,022	12,929	12,003	6,584

	33,040	196,125	62,667	45,111	40,524

35  Reconciliation to US GAAP

The PCB Business’ combined financial statements have been prepared in accordance with HKFRS which differs in some respect from accounting principles generally accepted in the United States of America (“US GAAP”). The effect on profit attributable to equity holders and capital and reserves attributable to equity holders of the PCB Business arising from significant differences between HKFRS and US GAAP is as follows.

			Year Ended		Nine Months Ended
			31 December		30 September
	Note		2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Profit for the year/period under HKFRS			352,938	483,653	412,418	198,665
US GAAP adjustments:
Acquisition of non-controlling interest (“NCI”)	(a	)	108	108	81	81
Reversal of amortisation of goodwill	(b	)	—	—	—	—
Put and call options on NCI:
— Fair value step-up	(c1)		217	7,777	3,010	3,455
— Accretion of NCI to redemption value	(c2)		—	1,942	14,138	(6,738)
Derivatives	(d	)	—	—	—	22,358
Available-for-sale financial asset	(e	)	—	—	—	—
Deferred income taxes	(f	)	(54)	(1,944)	(744)	(863)

Profit for the year/period under US GAAP	(g	)	353,209	491,536	428,903	216,958

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

					At
			At 31 December		30 September
	Note		2007	2008	2009
			HK$’000	HK$’000	HK$’000

Total equity under HKFRS			1,860,055	1,776,609	2,313,896
US GAAP adjustments:
Acquisition of NCI	(a	)	(946)	(838)	(757)
Reversal of amortisation of goodwill	(b	)	535	535	535
Put and call options on NCI:
— Fair value step-up	(c1)		(2,082)	(5,280)	(1,955)
— Accretion of NCI to redemption value	(c2)		131,255	134,153	144,753
Available-for-sale financial asset	(e	)	—	454	3,375
Deferred income taxes	(f	)	(56)	(2,021)	(2,885)

Total equity under US GAAP	(g	)	1,988,761	1,903,612	2,456,962

(a)	Acquisition of non-controlling interests

On 27 July 2006, the PCB Business acquired the remaining 10% non-controlling interest (“NCI”) of a 90% held subsidiary from the non-controlling shareholder.

Under HKFRS, the PCB Business adopted the parent company method whether by acquisition of NCI is considered to give rise to additional economic interest held by the parent company. Accordingly, the PCB Business recorded the excess of the carrying value of the NCI acquired over the consideration as negative goodwill.

Under US GAAP, acquisition of NCI prior to 1 January 2009 is accounted for using the purchase method, where the 10% of assets and liabilities acquired would be recorded at fair value. The negative goodwill resulted from this assessment was used to reduce the property, plant and equipment and land use rights on a pro-rata basis.

(b)	Amortisation of goodwill

Prior to 1 January 2003, under HKFRS, the PCB Business amortised goodwill over its useful life of 10 years and performed impairment review if there was an indication that impairment might exist. With effect from 1 January 2003, the PCB Business adopted HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”, whereby goodwill is no longer amortised but is tested for impairment annually and when there are indications of impairment.

Under US GAAP, the PCB Business ceased amortisation of goodwill since 1 January 2002 and performed impairment review annually and when there are indications of impairment. Accordingly, an adjustment has been included in the US GAAP reconciliation to reverse the amortisation of goodwill for the year ended 31 December 2002.

(c)	Put and call options on non-controlling interests

In relation to the acquisition of 80% of MAH and its subsidiaries discussed in Note 26, under HKFRS, the PCB Business was deemed to have acquired 100% of MAH with a financial liability representing contingent consideration.

Under US GAAP, management determined that the put and call are considered not freestanding from the 20% NCI. The NCI, with embedded put and call options were assessed under ASC 815 “Derivative and Hedging”. As the put and call options cannot be bifurcated under FAS 133, the NCI with embedded put and call are classified as mezzanine equity and measured according to ASC 480 “Distinguishing Liabilities from Equity”. Under US GAAP,

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

the transaction was accounted for as an acquisition of 80% of MAH, with a 20% NCI that is callable and puttable. As a result, management recorded reconciling adjustments in the US GAAP reconciliation for the following differences:

(1) Under HKFRS, 100% of the assets and Iiabilities of MAH are stepped up to their fair values upon initial consolidation. Under US GAAP, only 80% of the assets and liabilities of MAH are stepped up to their fair values, with the remaining 20% stated at cost.

(2) Under HKFRS, a financial liability is recorded and measured at the present value of the redemption price. Interest accrual on the financial liability is recorded as finance charge and changes in the redemption price is charged to goodwill or negative goodwill. Under US GAAP, no financial liability is recorded. The NCI with embedded put and call are classified as mezzanine equity. As the NCI is redeemable in the period from 2013 to 2023, management accreted changes in the redemption value from the date of acquisition to the earliest redemption date using the effective interest method.

Under HKFRS, as the transaction is deemed a 100% acquisition of MAH, no sharing of profit and loss with the NCI is recorded. Under US GAAP, 20% of the profit and loss is attributable to the NCI. However, there is no impact on the profit nor total equity of the PCB Business.

(d)	Derivatives

In February 2009, the Company entered into a foreign exchange forward contract to hedge against the financial liability representing the contingent consideration in connection with its acquisition of 20% NCI of MAH which is denominated in EUR. Under HKFRS, the foreign exchange forward contract qualified as a hedge items and therefore the fair value change of the foreign exchange forward contract has been recognised directly to hedging reserve.

Under US GAAP, the forecasted transaction is not eligible for designation as a hedged transaction because the transaction involves a business combination involving a non-controlling interest in a consolidated subsidiary. As a result, the change in fair value of the foreign exchange forward contract has been recognised through condensed combined income statement.

(e)	Available-for-sale financial asset

In 2007, the PCB Business acquired a 10% interest in Aspocomp Oulu Oy (“Oulu”). Under HKFRS, the PCB Business classified the investment as available-for-sale (“AFS”) financial asset and measured the investment at fair value at the end of reporting period.

Oulu is not publicly traded and the PCB Business calculates the fair value of the investment based on estimated enterprise value which uses an average of EBITDA from the latest two years extracted from Oulu’s unaudited financial results and an enterprise value multiplier of 5.5 times.

Under US GAAP, investments in non-marketable equity securities for which readily determinable fair values are not available are accounted for using the cost method. In general, fair values of unlisted equity securities are considered not readily determinable. As a result, the change in fair value of the investment in Oulu previously debited to the AFS reserve has been reversed.

(f)	Deferred income tax

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the PCB Business. The amounts included in the reconciliation show the deferred income tax effects of the differences between HKFRS and US GAAP as described above.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(g)	Presentation of minority interests

Effective 1 January 2009, the PCB Business adopted ASC 810-10-65 “Noncontrolling Interests in Consolidated Financial Statements”. Accordingly, earnings attributable to NCI is included in the profit for the year/period and NCI is recorded in total equity. The presentation requirements have been applied retrospectively for all periods presented.

(h)	Cumulative translation adjustment

The impact on cumulative translation adjustment of each reconciling item is included in each respective reconciling item in the reconciliation of capital and reserves attributable to equity holders. The cumulative translation adjustment included in for the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009 presented are debit balance of approximately HK$2,291,000, debit balance of approximately HK$18,030,000 and debit balance of approximately HK$108,000 respectively.

36	Events after the end of the reporting period

On 16 November 2009, the Company and MTG Investment (BVI) Limited, immediate holding company of the PCB Business, entered into a stock purchase agreement with TTM Technologies, Inc. (“TTM”), TTM Technologies International, Inc. (“TTM International”) and TTM Hong Kong Limited (“TTM HK”) to conditionally sell and TTM HK has conditionally agreed to purchase, the PCB Business of the Company for a consideration of approximately US$114.0 million in cash and 36,334,000 new TTM’s shares (“the Transaction”). TTM, TTM International and TTM HK are independent third parties to the Group. However, the completion of the Transaction is subject to various conditions as stated in sale and purchase agreement.

Subject to the fulfillment of certain conditions (including the completion of the Transactions), the Company will make a distribution of the entire amount of the consideration by way of dividend to the shareholders of the Company.

Appendix 2
Management’s Discussion and Analysis of the PCB Business
The following has been extracted from the Draft Form S-4 and all defined terms used in this Appendix 2 shall have the same meaning as given to them in the Draft Form S-4.
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF THE PCB BUSINESS OF MEADVILLE

The following discussion and analysis should be read in conjunction with the audited combined financial statements of the PCB Business for the three years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009 and the unaudited combined financial statements of the PCB Business for the nine months ended September 30, 2008 and the notes thereto. The combined financial statements of the PCB Business have been prepared on a carve-out basis in accordance with HKFRS. HKFRS differ in certain significant respects from U.S. GAAP. For a discussion of certain material differences between HKFRS and U.S. GAAP, see the section entitled “Summary of Material Differences Between HKFRS and U.S. GAAP” below and the related notes in the combined financial statements of the PCB Business.

Overview

Meadville is one of the leading PCB manufacturers in the PRC by revenue, with a focus on producing high-end products. For the year ended December 31, 2008, Meadville was the third largest PCB manufacturer in the PRC by revenue derived from production in the PRC. Meadville’s products include double-sided and multi-layer PCBs, HDI PCBs, rigid-flex PCBs, IC substrates, circuit design, and quick turnaround, or QTA, value-added services. In addition to having the ability to mass produce a wide range of PCB products, Meadville is able to provide a “one-stop shop” service to its customers, from PCB layout design to small volume quick-turn production of PCBs, including prototypes, to large volume mass production of PCBs. Each of Meadville’s PCB production plants has been certified under international quality assurance standards, which assists in ensuring that its products and production processes are of a high quality.

Meadville’s main PCB customers are multinational and PRC OEMs, EMS providers, and PCB traders, many of which are based in the PRC, Japan, South Korea, Southeast Asia, North America, and Europe. These PCB customers use Meadville’s products for a variety of industry applications, including in communications equipment, cellular phones, high-end computers and computer peripheral and consumer electronics, automotive components, and medical and industrial equipment. Meadville sells its products directly to some OEMs and indirectly to other OEMs through EMS providers. When selling PCB products indirectly to OEMs through EMS providers, Meadville primarily negotiates prices and receives specifications for products from OEMs, which develop and sell various end-products. However, in these situations, Meadville receives orders for its PCB products and payments from the EMS providers, which are mandated by the OEMs to manufacture such end-products and which are directed by the OEMs to purchase PCB products for assembly into the OEM’s components or end-products from Meadville.

Factors Affecting the Results of Operations of the PCB Business

The results of operations and financial condition of the PCB Business have been and will continue to be affected by a number of factors. Set out below are some of the more significant factors that have affected the results of operations of the PCB Business in the past, as well as factors that are currently expected to affect results of operations in the foreseeable future. Other factors, beyond those identified below, may materially affect the future results of operations of the PCB Business. See the subsection entitled “Quantitative and Qualitative Disclosures About Market Risk” in this section and the section entitled “Risk Factors” in this proxy statement/prospectus.

Cyclical nature of the industries in which the customers of the PCB Business operate

The results of operations of the PCB Business have been and will continue to be highly dependent on its direct and indirect OEM customers, who operate in the highly volatile communications equipment, computer and computer peripherals, cellular phone, and high-end consumer electronics industries. These industries are characterized by rapidly changing customer demand patterns and strong industry-wide competition for market share resulting in aggressive pricing practices and declining margins for older technology products. The results of operations of the PCB Business depend on continued demand for its PCB products and therefore such results are highly dependent on the performance of industries that the PCB Business services. In the past, the migration of PCB manufacturing to the PRC has helped to reduce the impact of downturns in its customers’ industries. However, there is no assurance that this trend will continue and future downturns in the industries that the PCB Business services could have a significant impact on the selling prices of the products of the PCB Business and on the combined company’s results of operations.

Rapid technological change in the markets for the products of the PCB Business

The market for the products of the PCB Business is characterized by rapidly changing technology and continuing process development. The success of the business of the PCB Business depends in large part upon their ability to maintain and enhance their technological capabilities in order to be able to respond quickly and efficiently to its customers’ changing product requirements. The PCB Business must also be able to develop and market products and services that meet changing customer needs, and successfully anticipate or respond to product and technological trends on a cost-effective and timely basis. The ability of the PCB Business to effectively respond to the technological changes or trends from changing market requirements will affect the PCB Business’ results of operations from period to period.

Maximizing capacity utilization rates at all of the manufacturing plants of the PCB Business

The success of the PCB Business depends in part on their ability to maximize the capacity utilization rates of each of their manufacturing plants. Given the high fixed costs of their operations, decreases in capacity utilization rates can have a significant effect on the business. Accordingly, the ability to maintain or enhance gross margins will continue to depend, in part, on maintaining satisfactory capacity utilization rates. The PCB Business attempt to maintain high capacity utilization rates by maintaining good relationships with their customer base, closely monitoring their customers’ upcoming product demand levels and cycles, keeping a diversified customer base, and properly managing their raw material supply. However, acceptable capacity utilization rates also depend on the volume of orders that the PCB Business receives, its ability to offer products that meet customers’ requirements at competitive prices, and the reliability of their machinery.

Cost of capital expenditure requirements and ability to obtain financing

Because the PCB Business is capital intensive, its ability to increase revenue, operating profit, and cash flow depends upon continued capital spending. The actual capital expenditures of the PCB Business may vary significantly from these planned amounts due to various factors, including, among others, delays in obtaining regulatory approvals, construction delays, or delays in obtaining purchased equipment due to long lead times from suppliers. The PCB Business’ ability to obtain external financing in the future is subject to a variety of uncertainties, including the following:

•	their future results of operations, financial condition and cash flows;

•	the condition of the global economy generally and the markets for their products, specifically; and

•	the cost of financing and the condition of financial markets.

Currently the majority of the borrowings of the PCB Business are subject to floating interest rates and therefore its interest expense can vary from period to period, which affects the PCB Business’ results of operations. The results of operations of the PCB Business will be affected if interest rates increase or if the PCB Business are forced to pay higher than expected rates for new capital. For a discussion of risks related to interest rates, see the section entitled “Quantitative and Qualitative Disclosure about Market Risk.”

Raw material cost

The operating profit of the PCB Business is significantly affected by the cost of the raw materials of the products it produces, certain of which cannot be passed on to customers. The significant raw materials used by the PCB Business include laminate, prepreg, copper foil, glass fabrics, epoxy resins, and precious metals such as silver and gold, all of which have been historically, and will be in the future, subject to price volatility and fluctuations in supply and demand.

Critical Accounting Policies

Meadville continually evaluates its estimates and judgments, which are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. With respect to the PCB Business, Meadville makes estimates and assumptions concerning the future. The resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Property, plant, and equipment

Meadville determines the estimated useful lives and related depreciation charges for the property, plant, and equipment of the PCB Business based on the historical experience of the actual useful lives of property, plant, and equipment of similar nature and functions. These estimates could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Meadville’s policy is to increase the depreciation charge when useful lives are less than previously estimated lives, or to write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Property, plant, and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the PCB Business and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the combined income statement during the financial period in which they are incurred.

Depreciation of property, plant, and equipment is calculated, using the straight line method, to allocate their cost to their residual values over their estimated useful lives. The estimated useful lives are summarized as follows:

Buildings	22 to 25 years
Leasehold improvements	22 to 25 years
Furniture and equipment	5 to 6 years
Plant, machinery and equipment	10 to 12 years
Motor vehicles	5 to 6 years

The residual values and useful lives of the assets of the PCB Business are reviewed, and adjusted if appropriate, at the end of each reporting period.

Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plants, machinery, and equipment pending installation. It is carried at cost, which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant, and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until it is completed and available for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are charged to the combined income statement.

Foreign currency translation

Functional and presentation currency

The combined financial information of the PCB Business is presented in Hong Kong Dollars. The functional currency of the PCB Business is Hong Kong Dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates at the end of each reporting period of monetary assets and liabilities denominated in foreign currencies are recognized in the combined income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the combined income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the combined income statement within other income.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

Group companies

The operating results and financial position of all of the PCB Subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of each reporting period;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

On combination, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognized in the combined income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Trade and other receivables

The identification of impairment of trade and other receivables requires the use of judgment and estimates. Meadville makes provisions for impairment of trade and other receivables based on its assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the original estimate, such difference will impact the carrying value of receivables, and provision for impairment losses is made in the period in which such estimate has changed.

The trade and other receivables of the PCB Business are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the PCB Business will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the combined income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the combined income statement.

Revenue recognition

The revenue of the PCB Business mainly comprises revenue generated from: (a) sales of PCBs, and (b) the provision of value added services. Meadville recognizes revenue from PCBs when it delivers products to the customer, the customer has accepted the products, and collectability of related receivables is reasonably assured. Meadville recognizes income from its value added services upon provision of the service or delivery of the related product.

Deferred income tax

Deferred income tax is recognized in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, if the deferred taxation arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit nor loss, a deferred income tax item is not recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

At the end of each reporting period, Meadville recognizes deferred income tax assets to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided for on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Meadville and it is probable that the temporary difference will not reverse in the foreseeable future.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, calculated on the weighted average basis, comprises materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. In determining whether the cost of inventories is recoverable, significant judgment is required. The cost of inventories is written down to net realizable value when, based on its judgment, there is objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if such inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the combined income statement is the difference between the carrying value and net realizable value of the inventories.

Present value of financial liabilities

Financial liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The accretion of the discount on the financial liability should be recognized as finance costs in the combined income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognized against goodwill, including revision of cash flow estimates.

Meadville’s management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 26 to the audited combined financial statements of the PCB Business. This formula requires the use of estimates and assumptions which are described in that note. Any changes in these assumptions will impact the present value determined and the amount recorded in the combined statement of financial position.

Allocation of corporate expenses and income

Meadville’s management specifically determines the allocation of certain general corporate expenses and interest income. For those expenses and income for which a specific identification method is not practicable, the expenses and income are allocated based on the estimates that management considered as a reasonable reflection of the utilization of service provided to, or benefits received by, the PCB Business.

Corporate expenses allocated to the PCB Business mainly represented share award expenses. For shares that are granted to the employees of the PCB Business, the related expenses are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses are allocated based on the revenue of the PCB Business compared to the revenue of Meadville’s consolidated group. The allocation basis requires the use of judgment and estimates. Meadville’s management has performed sensitivity analysis by applying different allocation basis (i.e., based on operating profit of the PCB Business to the operating profit of Meadville’s consolidated group) and there is no significant impact on the combined income statement of the PCB Business from such different allocation basis.

Description of Selected Profit and Loss Account Items

Revenue

The PCB Business generates revenue from sales of PCBs including circuit design, QTA services, and provision of high-precision drilling and routing services to other PCB manufacturers.

The following chart sets forth the unaudited breakdown of Meadville’s PCB sales by end application for the periods indicated:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

(HKFRS)
PCB Revenue by application
Sales and Other Operating Revenues
Automotive	$34	$35	$53	$47	$41
Cellular phone	528	1,012	1,256	968	780
Communication	842	1,268	1,725	1,286	1,345
Computer	549	643	1,015	803	745
Consumer	458	568	496	319	236
Industrial and medical	168	188	224	169	123
Other	260	395	443	338	235

The following chart sets forth the unaudited breakdown of Meadville’s PCB sales by geographic locations for the periods indicated:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

(HKFRS)
PCB Revenue by geographical locations (the final destination to where the final products are delivered)
Sales and Other Operating Revenues
Mainland China	$1,752	$2,748	$3,342	$2,476	$2,509
Europe	224	308	468	376	285
Hong Kong	92	320	325	263	157
North Asia	448	278	270	213	118
Southeast Asia	140	231	405	282	282
North America	183	224	402	320	154

Cost of sales

The cost of sales of the PCB Business consists primarily of cost of materials, direct labor costs, and production overhead.

Cost of materials used in the production of PCBs consists mainly of the costs of prepreg and laminate purchased from suppliers.

Direct labor costs consist primarily of salaries, bonuses, and benefits paid to the employees of the PCB Business directly attributable to the manufacturing of products.

Production overhead consists primarily of depreciation and amortization expenses, salaries, bonus, and benefits paid to foremen, technicians, engineers, and supervisors, utilities costs, operating supplies, consumables, subcontracting charges, and repair and maintenance expenses.

Depreciation and amortization expenses relating to buildings, leasehold land and land use rights, leasehold improvements, plant and machinery, furniture, and equipment and motor vehicles constituted one of the major components of production overhead.

Other income

Other income includes income recorded from:

•	sales of scrap such as copper foil, plated scrap boards, gold solution, and other unusable raw materials;

•	investment tax credits; and

•	tooling charges related to PCB engineering and testing services and the production of PCB moulds.

Selling and distribution expenses

Selling and distribution expenses consist primarily of indirect labor costs, including salaries, bonuses, and benefits paid to sales and marketing personnel; freight charges; sales commissions; provisions for bad debts and bad debts written off; and others, including travel expenses and surcharges on sales returns.

General and administrative expenses

General and administrative expenses consist primarily of salaries, allowances, bonuses, and welfare benefits paid to administrative staff, as well as operating expenses, depreciation and amortization expenses, personnel expenses, utilities costs, and others, including loss on disposal of plant and equipment and foreign exchange difference.

Share award expenses

Share award expenses consist primarily of non-cash share award compensation awarded to directors and employees.

Interest income

Interest income includes income from interest received on loans to related companies and from bank deposits.

Finance costs

Finance costs consist primarily of interest on bank borrowings and accretion charges on the financial liabilities.

Income tax expense

Taxation has been provided for at the appropriate tax rates prevailing in the countries in which the PCB Business operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17.5%, 16.5%, 16.5%, and 16.5% on the estimated assessable profit for the years ended December 31, 2006, 2007, and 2008 and for the nine months ended September 30, 2008 and September 30, 2009, respectively. The rate applicable for the income tax of the PCB Business in the PRC for the years ended December 31, 2006 and 2007 is 33%, and for the year ended December 31, 2008 and nine months ended September 30, 2008 and September 30, 2009 is 25%.

Several of Meadville’s PCB plants, established as wholly-owned foreign enterprises, enjoy certain exemptions or reductions from PRC tax. Meadville’s GME and SMST plants are exempted from PRC national enterprise income tax for the years 2008 and 2009, and will be entitled to 50% reductions in PRC income tax for the years 2010, 2011, and 2012, and are assessed PRC income tax at the reduced rate of 12.5%. Meadville’s SKE plant is also entitled to 50% reductions in PRC income tax for the years 2008 and 2009. Meadville’s DMC plant, established as a jointly-owned foreign enterprise, is entitled to 50% reductions in PRC income tax for the years 2008, 2009, and 2010.

Meadville’s MAS plant is also subject to 50% reductions in PRC income tax for the years 2008 and 2009, and as a High and New Technology Enterprise, or HNTE (approved in December 2008), it is entitled to an income tax rate of 15% in the year 2010.

Meadville’s SME plant enjoyed a reduced PRC income tax rate of 12.5% for the year 2008, and as an HNTE (approved in December 2008), it is entitled to an income tax rate of 15% in years 2009 and 2010.

Meadville’s SYE plant was approved as a HNTE in December 2008, and accordingly, it is entitled to a relief of income tax in the PRC, at an effective rate of 15% for years 2008 to 2010.

Review of Operating Results of the PCB Business

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Revenue

The revenue of the PCB Business declined by 10.8% to HK$3,505.4 million (US$452.2 million) in the nine months ended September 30, 2009 from HK$3,930.2 million (US$504.1 million) in the nine months ended September 30, 2008. The decrease in revenue was primarily due to a decrease in global demand for PCB products as a result of global economic conditions, leading to lower export sales outside of the PRC. The decrease was partially offset by higher local sales in the PRC, which were driven by increased domestic spending as a result of the PRC government’s stimulus package.

Cost of sales

Cost of sales decreased by 9.9% to HK$2,844.5 million (US$366.9 million) in the nine months ended September 30, 2009 from HK$3,156.8 million (US$404.9 million) in the nine months ended September 30, 2008.

This decrease in cost of sales was primarily due to the decrease in revenue. Cost of sales as a percentage of revenue was relatively stable at 81.1% in the nine-months ended September 30, 2009 compared with 80.3% for the nine months ended September 30, 2008.

Direct material costs decreased by 14.0% to HK$1,623.0 million (US$209.4 million) in the nine months ended September 30, 2009 from HK$1,887.0 million (US$242.0 million) in the nine months ended September 30, 2008 primarily due to a decrease in production volume and reductions in raw material and commodity prices.

Direct labor costs decreased by 2.5% to HK$209.0 million (US$27.0 million) in the nine months ended September 30, 2009 from HK$214.3 million (US$27.5 million) in the nine months ended September 30, 2008, primarily due to the temporary shut down of the GME plant in Guangzhou and the MAS plant in Suzhou during the first quarter of 2009.

Production overhead decreased by 4.1% to HK$1,012.5 million (US$130.5 million) in the nine months ended September 30, 2009 from HK$1,055.5 million (US$135.4 million) in the nine months ended September 30, 2008, primarily due to a decrease in production volume. However, the production overhead costs as a percentage of revenue increased to 28.9% in the nine months ended September 30, 2009 from 26.9% in the nine months ended September 30, 2008, due to certain overhead expenses that were fixed and did not decrease in connection with the decrease in production volume, such as indirect labor costs and depreciation.

Gross profit

Gross profit decreased by 14.5% to HK$660.9 million (US$85.3 million) in the nine months ended September 30, 2009 from HK$773.4 million (US$99.2 million) in the nine months ended September 30, 2008. Gross margin on revenue decreased to 18.9% for the nine months ended September 30, 2009 from 19.7% for the nine months ended September 30, 2008. The decrease was driven by lower PCB prices due to a decrease in demand for PCB products, and the relatively higher depreciation of the assets of the PCB Business, the effect of which was partially offset by reductions in raw material, energy, and commodity prices during the period. Meadville has also taken various actions with respect to the PCB Business since the fourth quarter of 2008, such as salary reduction and wage freezes for high-cost regions, temporary closure of GME and MAS, and freezing capacity-related capital expenditures.

Other income

Other income decreased by 26.8% to HK$91.7 million (US$11.8 million) in the nine months ended September 30, 2009 from HK$125.2 million (US$16.1 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower sales of scrap, which were attributable to lower PCB production volume and a decrease in copper and gold scrap resale unit prices in 2009.

Selling and distribution expenses

Selling and distribution expenses decreased by 8.3% to HK$164.2 million (US$21.2 million) in the nine months ended September 30, 2009 from HK$179.1 million (US$23.0 million) in the nine months ended September 30, 2008. This decrease was primarily due to a decrease in freight charges as a result of the decrease in sales volume. Selling and distribution expenses as a percentage of revenue were relatively stable at 4.7% for the nine months ended September 30, 2009, from 4.6% for the nine months ended September 30, 2008.

General and administrative expenses

General and administrative expenses increased by 96.9% to HK$276.3 million (US$35.6 million) in the nine months ended September 30, 2009 from HK$140.3 million (US$18.0 million) in the nine months ended September 30, 2008. This increase was primarily due to a significant decline in functional foreign exchange gain. For the nine months ended September 30, 2008, the PCB Business recorded a functional foreign exchange gain of approximately HK$154.1 million (US$19.8 million) as a result of RMB appreciation, but there was no such gain recorded in the corresponding period of 2009 as a result of a comparatively stable RMB currency during 2009.

Share award expenses

Share award expenses increased by 17.9% to HK$9.9 million (US$1.3 million) in the nine months ended September 30, 2009 from HK$8.4 million (US$1.1 million) in the nine months ended September 30, 2008. This increase was primarily due to higher numbers of employee resignations during the nine months ended September 30, 2008, resulting in more return of share awards and reducing the share award expenses subsequent to that period.

Operating profit

As a result of the foregoing, operating profit decreased by 47.1% to HK$302.2 million (US$39.0 million) in the nine months ended September 30, 2009 from HK$570.8 million (US$73.2 million) in the nine months ended September 30, 2008.

Interest income

Interest income decreased by 60.0% to HK$5.2 million (US$0.7 million) in the nine months ended September 30, 2009 from HK$13.0 million (US$1.7 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower bank interest rates in the nine months ended September 30, 2009.

Finance costs

Finance costs decreased by 32.5% to HK$63.8 million (US$8.2 million) in the nine months ended September 30, 2009 from HK$94.5 million (US$12.1 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower bank interest rates, lower accretion charges on the financial liabilities as a result of reduction in fair value of financial liabilities, and lower weighted average cost of capital, which reduced finance costs in the nine months ended September 30, 2009.

Income tax expense

Income tax expense decreased by 41.5% to HK$45.0 million (US$5.8 million) in the nine months ended September 30, 2009 from HK$76.9 million (US$9.9 million) in the nine months ended September 30, 2008, primarily due to the decrease in profit before tax. Income tax expense as a percentage of profit before income tax expenses increased to 18.5% in the nine months ended September 30, 2009 from 15.7% in the nine months ended September 30, 2008, primarily due to operations being more concentrated in production plants which were subject to higher tax rates.

Profit for the period

As a result of the foregoing, profit for the period decreased by 51.8% to HK$198.6 million (US$25.6 million) in the nine months ended September 30, 2009 from HK$412.4 million (US$52.9 million) in the nine months ended September 30, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

The revenue of the PCB Business increased by 26.9% to HK$5,212.4 million (US$669.4 million) in the year ended December 31, 2008 from HK$4,108.6 million (US$526.6 million) for the year ended December 31, 2007. The increase in revenue was primarily due to (i) the growing demand for high technology PCBs due to continued infrastructure spending in the PRC, (ii) the PRC government’s policies, which provided incentives to encourage local and overseas investments focusing on the research, development, and production of high technology electronic products, which increased demand for high technology PCBs, and (iii) the continued outsourcing of high technology PCB production into China from the U.S., Europe and Japan, which contributed to the PCB Business increasing its blended average selling price to US$27 per square foot of PCB in the year ended December 31, 2008, compared with a blended average selling price of US$25 per square foot in the year ended December 31, 2007.

Cost of sales

Cost of sales increased by 33.5% to HK$4,205.0 million (US$540.1 million) in the year ended December 31, 2008 from HK$3,150.2 million (US$403.8 million) in the year ended December 31, 2007. This increase in cost of sales was due primarily to an increase in production volume of PCBs, an increase in raw material costs and initial start-up costs of GME, the new PCB production plant in Guangzhou. Other factors contributing to the increase in cost of sales include RMB appreciation (which increased RMB costs in U.S. Dollar terms), as well as higher energy and labor costs resulting from a high level of inflation in the PRC during the first nine months of 2008.

Direct material costs increased by 28.7% to HK$2,482.5 million (US$318.8 million) in the year ended December 31, 2008 from HK$1,928.9 million (US$247.2 million) in the year ended December 31, 2007, primarily due to an increase in production volume, and an increase in raw material and commodity prices.

Direct labor costs increased by 36.0% to HK$286.4 million (US$36.8 million) in the year ended December 31, 2008 from HK$210.6 million (US$27.0 million) in the year ended December 31, 2007, primarily due to an increase in headcount as a result of the expansion of production capacity and an increase in the minimum wage rate in the PRC resulting from high inflation in the PRC.

Production overhead increased by 42.1% to HK$1,436.2 million (US$184.5 million) in the year ended December 31, 2008 from HK$1,010.7 million (US$129.6 million) in the year ended December 31, 2007, primarily due to the initial start-up costs (excluding redundancy costs) of GME, the new PCB plant in Guangzhou, as a result of its relatively low output, of which HK$24.3 million (US$3.1 million) was attributable to GME’s cost of sales.

Gross profit

Gross profit increased by 5.1% to HK$1,007.4 million (US$129.3 million) in the year ended December 31, 2008 from HK$958.4 million (US$122.8 million) in the year ended December 31, 2007, primarily due to the increase in revenue and production volume. Gross margin on revenue decreased to 19.3% for the year ended December 31, 2008 from 23.3% for the year ended December 31, 2007, primarily due to the increase in cost of sales described above.

Other income

Other income decreased by 1.5% to HK$158.8 million (US$20.4 million) in the year ended December 31, 2008 from HK$161.3 million (US$20.7 million) in the year ended December 31, 2007. This decrease was primarily due to the change in tax incentive policies in the PRC. The PCB Business recorded approximately HK$29.5 million (US$3.8 million) in investment tax credits received as a result of re-investment of dividend income from subsidiaries in the PRC in the year ended December 31, 2007. The investment tax credit was not available in the year ended December 31, 2008.

Selling and distribution expenses

Selling and distribution expenses increased by 13.8% to HK$227.4 million (US$29.2 million) in the year ended December 31, 2008 from HK$199.8 million (US$25.6 million) in the year ended December 31, 2007. This increase was primarily due to the increase in freight charges from HK$71.5 million (US$9.2 million) in the year ended December 31, 2007 to HK$95.4 million (US$12.3 million) in the year ended December 31, 2008, as a result of the increase in production volume and revenue.

General and administrative expenses

General and administrative expenses increased by 29.3% to HK$259.7 million (US$33.4 million) in the year ended December 31, 2008 from HK$200.9 million (US$25.8 million) in the year ended December 31, 2007. This increase was primarily due to the start-up costs (excluding redundancy costs) incurred for the new plant in Guangzhou (GME), totaling approximately HK$38.2 million (US$4.9 million), compared with HK$19.7 million (US$2.5 million) for the year ended December 31, 2007, as well as various retrenchment costs of approximately HK$11.2 million (US$ 1.4 million) due to the change in global economic conditions. The higher cost was partially offset by the functional currency exchange gain of approximately HK$152.0 million (US$19.5 million) in the year ended December 31, 2008 as a result of the appreciation of RMB, compared with a gain of HK$68.3 million (US$8.8 million) for the year ended December 31, 2007. The functional exchange gain is a result of certain PCB Subsidiaries, whose functional currency are in RMB, having a significant amount of assets denominated in RMB, such as inventories, receivables, cash, and cash equivalents, with a significant amount of liabilities denominated in Hong Kong dollars, such as accounts payable. As the RMB appreciated significantly during 2008, an exchange gain was recorded after translation of these RMB denominated assets and Hong Kong dollar denominated liabilities.

Share award expenses

Share award expenses decreased by 95.3% to HK$10.6 million (US$1.4 million) in the year ended December 31, 2008 from HK$226.1 million (US$29.0 million) in the year ended December 31, 2007. This decrease was primarily due to the fact that a majority of the share awards were granted and vested in the year ended December 31, 2007. The non-cash share award expenses had no impact on the cash flow and net asset value of the PCB Business as the corresponding amounts were credited to the employee share-based compensation reserve account.

Operating profit

Operating profit increased by 35.6% to HK$668.5 million (US$85.9 million) in the year ended December 31, 2008 from HK$492.9 million (US$63.2 million) in the year ended December 31, 2007. This increase was primarily due to the decrease in share award expenses. Excluding share award expenses, the operating performance in the year ended December 31, 2008 was negatively impacted by the lower gross profit margin, the higher selling and distribution expenses, and the higher general and administrative expenses.

Interest income

Interest income decreased by 38.9% to HK$17.4 million (US$2.2 million) in the year ended December 31, 2008 from HK$28.5 million (US$3.7 million) in the year ended December 31, 2007. This decrease was primarily due to Meadville earning more bank interest income from the net proceeds from the initial public offering of Meadville’s shares in February 2007, which was not applicable to 2008.

Finance costs

Finance costs increased by 24.1% to HK$129.4 million (US$16.6 million) in the year ended December 31, 2008 from HK$104.3 million (US$13.4 million) in the year ended December 31, 2007. This increase was primarily due to higher levels of bank borrowings and an increase in accretion charges on the financial liabilities to HK$15.9 million (US$2.0 million) in the year ended December 31, 2008, from none in the year ended December 31, 2007.

Income tax expense

Income tax expense increased by 13.6% to HK$72.9 million (US$9.4 million) in the year ended December 31, 2008 from HK$64.2 million (US$8.2 million) in the year ended December 31, 2007. Income tax expense as a percentage of profit before income tax and non-cash share award expenses increased to 12.9% in the year ended December 31, 2008 from 10.0% in the year ended December 31, 2007. This increase was primarily due to an overall increase in corporate income tax rates pursuant to the new Corporate Income Tax Law in the PRC, which became effective on January 1, 2008, and the expiration of certain tax incentives enjoyed by the DMC plant, the exemption which it had from PRC national enterprise income tax expired during the year ended December 31, 2008.

Profit for the year

As a result of the foregoing, profit for the year increased by 37.0% to HK$483.6 million (US$62.1 million) in the year ended December 31, 2008 from HK$352.9 million (US$45.2 million) in the year ended December 31, 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

The revenue of the PCB Business increased by 44.7% to HK$4,108.6 million (US$526.6 million) in the year ended December 31, 2007 from HK$2,838.8 million (US$365.4 million) for the year ended December 31, 2006. The increase in revenue in 2007 was primarily due to (i) an increase in global demand for high-end PCBs with applications in telecommunication infrastructure, mobile handsets, and other related end products, and the growth in revenue from high value-added business from multinational original equipment manufacturers, and (ii) China’s continuous infrastructure spending in preparation for the 2008 Olympic Games in Beijing, together with the growing Chinese economy, giving rise to increased demand in both infrastructure and high technology end products in the telecommunications sector. Percentage of total revenue generated from sales to the telecommunication sector increased to 50.8% in the year ended December 31, 2007 from 43.6% in the year ended December 31, 2006. The average layer count and blended average sale price also increased to 7.5 layers and US$25 per square foot in the year ended December 31, 2007, from 7.3 layers and US$23 per square foot in the year ended December 31, 2006.

Cost of sales

Cost of sales increased by 39.3% to HK$3,150.2 million (US$403.8 million) in the year ended December 31, 2007 from HK$2,261.4 million (US$291.1 million) in the year ended December 31, 2006. This increase in cost of sales was due primarily to the increase in sales volume and revenue. Cost of sales as a percentage of revenue decreased to 76.7% in the year ended December 31, 2007 from 79.7% in the year ended December 31, 2006, primarily due to an increased proportion of sales of higher layer count PCBs, which generated higher margins.

Direct material costs increased by 47.1% to HK$1,928.9 million (US$247.2 million) in the year ended December 31, 2007 from HK$1,311.4 million (US$168.8 million) in the year ended December 31, 2006, primarily due to an increase in production volume.

Direct labor costs increased by 38.6% to HK$210.6 million (US$27.0 million) in the year ended December 31, 2007 from HK$152.0 million (US$19.6 million) in the year ended December 31, 2006, primarily due to an increase in headcount as a result of production capacity expansion.

Production overhead increased by 26.7% to HK$1,010.7 million (US$129.6 million) in the year ended December 31, 2007 from HK$798.0 million (US$102.7 million) in the year ended December 31, 2006, primarily due to an overall increase in indirect labor, depreciation and amortization expenses, utilities, operating expenses, and repair and maintenance expenses, in each case as a result of increases in production volume and production capacity expansion. Production overhead as a percentage of revenue decreased to 24.6% in the year ended December 31, 2007 from 28.1% in the year ended December 31, 2006, primarily due to higher capacity utilization and better economies of scale as a result of higher concentration in high-end PCB products.

Gross profit

Gross profit increased by 66.0% to HK$958.4 million (US$122.8 million) in the year ended December 31, 2007 from HK$577.4 million (US$74.3 million) in the year ended December 31, 2006. Gross margin on revenue increased to 23.3% for the year ended December 31, 2007 from 20.3% for the year ended December 31, 2006. The increase was driven by an increased proportion of sales of higher layer, higher margin products and the effect of improving cost efficiency resulting from increased production capacity. In addition, revenue generated from RMB sales was sufficient for the PCB Business to pay a majority of the cost of sales, which helped hedge the PCB Business from increased cost of sales due to RMB appreciation.

Other income

Other income increased by 85.0% to HK$161.3 million (US$20.7 million) in the year ended December 31, 2007 from HK$87.2 million (US$11.2 million) in the year ended December 31, 2006. This increase was primarily due to higher scrap sales of HK$120.0 million (US$15.4 million) in the year ended December 31, 2007, compared with HK$61.8 million (US$8.0 million) for the year ended December 31, 2006, as a result of higher PCB production volume and increased copper and gold scrap resale unit prices.

Selling and distribution expenses

Selling and distribution expenses increased by 68.0% to HK$199.8 million (US$25.6 million) in the year ended December 31, 2007 from HK$118.9 million (US$15.3 million) in the year ended December 31, 2006. This increase was primarily due to higher market development expenses and freight and shipping costs, plus higher assembly costs associated with the sales of high-end PCBs.

General and administrative expenses

General and administrative expenses increased by 55.1% to HK$200.9 million (US$25.8 million) in the year ended December 31, 2007 from HK$129.5 million (US$16.7 million) in the year ended December 31, 2006. This increase was primarily due to pre-operating expenses of the two new plants in Guangzhou amounting to HK$19.7 million (US$2.5 million) in 2007.

Share award expenses

Meadville had share award expenses of HK$226.1 million (US$29.0 million) in the year ended December 31, 2007, arising from share awards granted to employees upon the successful listing of Meadville in February 2007. The share award expenses were based on the offer price of HK$2.25 per share. These share award expenses had no impact on the cash flow of the PCB Business and net assets value, as corresponding amounts were credited to the reserve account of the PCB Business. No such share award expenses were incurred in the year ended December 31, 2006.

Operating profit

Operating profit increased by 18.4% to HK$492.9 million (US$63.2 million) in the year ended December 31, 2007 from HK$416.2 million (US$53.6 million) in the year ended December 31, 2007. The increase in operating profit was primarily due to an increased proportion of sales of higher layer, higher margin products and the effect of improving cost efficiency resulting from increased production capacity.

Interest income

Interest income increased by 383.1% to HK$28.5 million (US$3.7 million) in the year ended December 31, 2007 from HK$5.9 million (US$0.8 million) in the year ended December 31, 2006. This increase was primarily due to interest earned from the net proceeds of Meadville’s initial public offering that Meadville received in February 2007.

Finance costs

Finance costs increased by 33.7% to HK$104.3 million (US$13.4 million) in the year ended December 31, 2007 from HK$78.0 million (US$10.0 million) in the year ended December 31, 2006. This increase was primarily due to higher bank borrowings incurred to finance the purchase of property, plant and equipment for ongoing expansion and upgrading of the production plants, and the acquisition of an 80% interest in Meadville Aspocomp (BVI) Holdings Limited and certain equipment from Aspocomp Group OYJ on November 30, 2007, for a cost of approximately HK$707.6 million (US$90.7 million).

Income tax expense

Income tax expense increased by 54.3% to HK$64.2 million (US$8.2 million) in the year ended December 31, 2007 from HK$41.6 million (US$5.3 million) in the year ended December 31, 2006, primarily due to higher profits generated. Income tax expense as a percentage of profit before income tax and non-cash share award expenses decreased to 10.0% in the year ended December 31, 2007 from 12.1% in the year ended December 31, 2006, due to a higher percentage of profits contributed by our DMC and SYE plants, which were entitled to exemptions from or reductions in PRC national enterprise income tax.

Profit for the year

As a result of the foregoing, profit for the year increased by 16.7% to HK$352.9 million (US$45.2 million) in the year ended December 31, 2007 from HK$302.5 million (US$38.9 million) in the year ended December 31, 2006.

Reconciliation of HKFRS to U.S. GAAP

The combined financial statements of the PCB Business are prepared on a carve-out basis in accordance with HKFRS, which differ in certain significant respects from U.S. GAAP. The principal differences between HKFRS and U.S. GAAP as they relate to the PCB Business are discussed in Note 35 to the combined financial statements of the PCB Business included in this proxy statement/prospectus. These notes include a reconciliation of net income and total equity under HKFRS to net income and total equity under U.S. GAAP.

The most significant items in reconciling the net income and total equity under HKFRS of the PCB Business to U.S. GAAP related to the acquisition of noncontrolling interests, put and call options on noncontrolling interests, and available-for-sale financial assets. Further information on such differences and adjustments is set forth in the notes to the combined financial statements of the PCB Business mentioned above.

Net income under U.S. GAAP amounted to HK$491.5 million (US$63.1 million) for the year ended December 31, 2008, up from HK$353.2 million (US$45.3 million) for the year ended December 31, 2007 under U.S. GAAP. This corresponds to a 39.2% increase in net income in Hong Kong dollars under U.S. GAAP, as compared to a 37.0% increase in net income under HKFRS. This difference is primarily related to the put and call options on noncontrolling interests between 2007 and 2008.

Net income under U.S. GAAP amounted to HK$217.0 million (US$28.0 million) for the nine months ended September 30, 2009, compared to HK$428.9 million (US$55.0 million) for the nine months ended September 30, 2008.

Liquidity and Capital Resources

Overview

The primary uses of cash for the PCB Business are to pay for property, plant, and equipment, leasehold land and land use rights, technology costs, and to fund its working capital and normal recurring expenses, including raw materials. To date Meadville has financed the liquidity requirements of the PCB Business through a combination of internal resources and short and long-term bank borrowings. In 2007, Meadville also financed the liquidity requirements of the PCB Business from the proceeds of Meadville’s initial public offering. Going forward, Meadville expects the liquidity requirements of the PCB Business will be satisfied using a combination of the proceeds from the credit agreement and cash provided by operating activities.

The following table sets out the summary cash flow data of the PCB Business for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands of HK$)
				(Unaudited)

Net cash inflow from operating activities	$339,389	$1,102,251	$1,391,372	$713,537	$307,046
Net cash outflow from investing activities	(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)
Net cash inflow from financing activities	298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents	$(27,543)	$309,805	$378,406	$(30,893)	$74,697

Net cash generated from operating activities

Net cash flow generated from operating activities consists of operating profit before working capital changes and changes in working capital. In the nine months ended September 30, 2009, net cash generated from operating activities was HK$307.0 million (US$39.6 million). Net cash inflow from operating activities in the nine months ended September 30, 2009 was primarily due to a profit before income tax of HK$243.7 million (US$31.4 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$364.0 million (US$47.0 million) and finance costs of HK$63.8 million (US$8.2 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$670.6 million (US$86.5 million) was recorded.

In the nine months ended September 30, 2009, a net cash outflow from changes in working capital of HK$254.2 million (US$32.8 million) was recorded. This resulted primarily from a decrease in creditors and accruals of HK$328.0 million (US$42.3 million), a decrease in long-term other payables of HK$49.6 million (US$6.4 million), and amounts due to an immediate holding company of HK$54.9 million (US$7.1 million). The foregoing were partially offset by a decrease in debtors and prepayments of HK$79.9 million (US$10.3 million) and amounts due from fellow subsidiaries of HK$112.4 million (US$14.5 million). The net cash generated from operating activities was also reduced by a net interest payment of HK$61.3 million (US$7.9 million) and HK$48.0 million (US$6.2 million) of taxes paid.

In 2008, net cash generated from operating activities was HK$1,391.4 million (US$178.7 million). Net cash generated from operating activities in the year 2008 was primarily due to profit before income tax of HK$556.5 million (US$71.5 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$420.9 million (US$54.1 million) and finance costs of HK$129.4 million (US$16.6 million), partially offset by net exchange differences of HK$138.5 million (US$17.8 million). As a consequence, cash inflow from operating activities before working capital changes of HK$993.5 million (US$127.6 million) was recorded.

In 2008, a net cash inflow from changes in working capital of HK$581.8 million (US$74.7 million) was recorded. This resulted primarily due to a decrease in debtors and prepayments of HK$317.2 million (US$40.7 million), an increase in creditors and accruals of HK$117.7 million (US$15.1 million) and amounts due to an immediate holding company of HK$354.0 million (US$45.5 million). The foregoing were partially offset by amounts due to fellow subsidiaries of HK$157.3 million (US$20.2 million) and amounts due to minority shareholders of HK$25.4 million (US$3.3 million). The net cash generated from operating activities was also reduced by a net interest payment of HK$70.7 million (US$9.1 million) and HK$113.3 million (US$14.6 million) of taxes paid.

In 2007, net cash generated from operating activities was HK$1,102.3 million (US$141.3 million). Net cash generated from operating activities in the year 2007 was primarily due to profit before income tax of HK$417.1 million (US$53.5 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$278.7 million (US$35.7 million), finance costs of HK$104.3 million (US$13.4 million), and share award expenses of HK$226.1 million (US$29.0 million), partially offset by net exchange differences of HK$48.3 million (US$6.2 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$966.1 million (US$123.8 million) was recorded.

In 2007, a net cash inflow from changes in working capital of HK$287.1 million (US$36.8 million) was recorded. This resulted primarily from an increase in creditors and accruals of HK$387.7 million (US$49.7 million), an increase in long-term other payables of HK$115.7 million (US$14.8 million), and an amount due to an immediate holding company of HK$290.0 million (US$37.2 million). The foregoing were partially offset by an increase in inventories of HK$104.1 million (US$13.3 million) and an increase in debtors and prepayments of HK$149.8 million (US$19.2 million). The net cash generated from operating activities was also reduced by net interest payments of HK$75.8 million (US$9.7 million) and HK$75.1 million (US$9.6 million) of taxes paid.

In 2006, net cash generated from operating activities was HK$339.4 million (US$43.7 million). Net cash generated from operating activities in the year 2006 was primarily due to profit before income tax of HK$344.1 million (US$44.3 million) and adjustment for non-cash and non-operating items, including primarily depreciation costs of HK$200.3 million (US$25.8 million) and finance costs of HK$78.0 million (US$10.0 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$609.9 million (US$78.5 million) was recorded.

In 2006, a net cash outflow from changes in working capital of HK$159.3 million (US$20.5 million) was recorded. This resulted primarily from an increase in inventories of HK$56.7 million (US$7.3 million) and an increase in debtors and prepayments of HK$235.3 million (US$30.3 million). The foregoing were partially offset by an increase in creditors and accruals of HK$202.2 million (US$26.0 million). The net cash generated from operating activities was also reduced by net interest payments of HK$72.1 million (US$9.3 million) and HK$39.0 million (US$5.0 million) of taxes paid.

Net cash used in investing activities

Meadville’s principal investment activities are purchases of property, plant, and equipment, and purchases of leasehold land and land use rights. In 2006, 2007, and 2008 and for the nine months ended September 30, 2009, Meadville experienced net cash outflows as a result of its investing activities.

In the nine months ended September 30, 2009, net cash used in investing activities was HK$264.2 million (US$34.1 million). Net cash used in investing activities in the nine months ended September 30, 2009 was primarily due to the purchase of HK$269.0 million (US$34.7 million) of property, plant, and equipment for Meadville’s PCB plants.

In 2008, net cash used in investing activities was HK$1,345.0 million (US$172.7 million). Net cash used in investing activities in the year 2008 was primarily due to the purchase of HK$1,347.6 million (US$173.1 million) of property, plant, and equipment for Meadville’s PCB plants.

In 2007, net cash used in investing activities was HK$1,930.8 million (US$247.5 million). Net cash used in investing activities in the year 2007 was primarily due to the purchase of HK$1,218.3 million (US$156.2 million) of property, plant, and equipment for Meadville’s PCB plants and the use of HK$694.7 million (US$89.0 million) to acquire a subsidiary, net of bank balances and cash acquired, in connection with the acquisition of 80% of the share capital of Meadville Aspocomp (BVI) Holdings Limited from Aspocomp Group OYJ.

In 2006, net cash used in investing activities was HK$665.5 million (US$85.7 million). Net cash used in investing activities in the year 2006 was primarily due to the purchase of HK$643.3 million (US$82.8 million) of property, plant, and equipment for Meadville’s PCB plants.

Net cash generated from financing activities

Historically, cash generated from financing activities is derived from long- and short-term bank loans and bank overdrafts.

In the nine months ended September 30, 2009, net cash generated from financing activities was HK$31.8 million (US$4.1 million). Net cash generated from financing activities in the nine months ended September 30, 2009 was primarily due to new borrowings of HK$1,086.1 million (US$140.1 million), capital contribution by a minority shareholder of HK$88.3 million (US$11.4 million), and repayment of loan to a fellow subsidiary of HK$31.0 million (US$4.0 million). The foregoing were partially offset by repayment of borrowings of HK$1,082.3 million (US$139.6 million) and dividends of HK$91.4 million (US$11.8 million) paid to a minority shareholder.

In 2008, net cash generated from financing activities was HK$332.0 million (US$42.6 million). Net cash generated from financing activities in the year 2008 was primarily due to new borrowings of HK$3,355.8 million (US$431.0 million), partially offset by repayment of borrowings of HK$2,382.6 million (US$306.0 million) and dividends of HK$600.1 million (US$77.1 million) paid to shareholders.

In 2007, net cash generated from financing activities was HK$1,138.3 million (US$145.9 million). Net cash generated from financing activities in the year 2007 was primarily due to new borrowings of HK$3,030.0 million (US$388.4 million), a capital contribution from an immediate holding company of HK$826.6 million (US$105.9 million), and a capital contribution by a minority shareholder of HK$114.3 million (US$14.7 million). The foregoing were partially offset by repayment of borrowings of HK$2,031.0 million (US$260.3 million), dividends of HK$290.0 million (US$37.2 million) paid to shareholders, and a distribution of HK$410.0 million (US$52.6 million) to a shareholder.

In 2006, net cash generated from financing activities was HK$298.6 million (US$38.4 million). Net cash generated from financing activities in the year 2006 was primarily due to new borrowings of HK$1,743.7 million (US$224.5 million), partially offset by repayment of borrowings of HK$1,434.0 million (US$184.6 million) and dividends of HK$29.2 million (US$3.8 million) paid to a minority shareholder.

Indebtedness

The total borrowings of the PCB Business amounted to HK$1,572.8 million (US$202.2 million), HK$2,587.4 million (US$331.8 million), HK$3,586.2 million (US$462.7 million), and HK$3,564.5 million (US$459.9 million) as of December 31, 2006, 2007, 2008, and September 30, 2009 respectively. The increased level of borrowings during the three years ended December 31, 2008 was primarily due to the expansion of the production capacity of the PCB Business. During these periods, the borrowings were mainly used to acquire property, plant and equipment at Meadville’s PCB plants and the acquisition of 80% of the share capital of Meadville Aspocomp (BVI) Holdings Limited from Aspocomp Group OYJ. The decreased level of borrowings during the nine months period ended September 30, 2009, was due to a reduction in capital expenditures and working capital in response to lower demand for PCB products resulting from global economic conditions in 2009. The gearing ratio (total borrowings as a percentage of total assets) of the PCB Business decreased from 44.3% as of December 31, 2006 to 38.3% as of December 31, 2007 due to a capital injection by an immediate holding company of the PCB Business in 2007, and subsequently increased to 44.8% as of December 31, 2008, and to 47.4% as of September 30, 2009, mainly due to an increase in bank borrowings and a reduction in amounts due from fellow subsidiaries, respectively.

The table below sets out the indebtedness of the PCB Business at the end of each of the reporting periods indicated.

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Non-Current	$667,600	$1,679,147	$2,763,230	$2,954,662
Current	905,236	908,288	823,013	609,794

Total	$1,572,836	$2,587,435	$3,586,243	$3,564,456

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Secured	$—	$—	$—	$—
Unsecured	1,572,836	2,587,435	3,586,243	3,564,456

Total	$1,572,836	$2,587,435	$3,586,243	$3,564,456

Following the closing of the PCB Combination, certain existing facilities of the PCB Business will be refinanced from the proceeds of the credit agreement, pursuant to which seven banks (including HSBC), subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) to be used for such refinancing and for the working capital of the PCB Business.

Inventories

The following table sets out a summary of the inventory of the PCB Business as of the dates indicated:

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Raw materials	$81,982	$121,233	$150,286	$159,529
Work in progress	77,617	114,755	101,448	132,171
Finished goods	103,841	161,860	173,315	161,230
Consumable stock	3,125	572	2,004	4,639

Total	$266,565	$398,420	$427,053	$457,569

Inventory turnover days	38	39	36	42

Note:	The number of days of inventory turnover is equal to the average inventory (being the inventory balance at the beginning of the year or period plus the inventory balance at the end of the year or period, divided by 2) divided by the cost of sales for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The number of days of inventory turnover of the PCB Business for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 38 days, 39 days, 36 days, and 42 days respectively. The inventory balances as at December 31, 2006, 2007, and 2008 and September 30, 2009 were HK$266.6 million (US$34.3 million), HK$398.4 million (US$51.1 million), HK$427.1 million (US$55.1 million) and HK$457.6 million (US$59.0 million), respectively. The increase in inventory balances from 2006 to 2009 primarily resulted from the continuous expansion of the operations of the PCB Subsidiaries and the increase in revenue.

The cost of inventories recognized as expenses and included in cost of sales for the period indicated was as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(In thousands of HK$)

Cost of inventories	$2,249,110	$3,137,705	$4,198,374	$3,151,242	$2,846,842

Debtors and prepayments

The following table sets out a summary of the debtors and prepayments of the PCB Business as of the dates indicated:

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Debtors	$1,019,129	$1,368,801	$986,983	$958,917
Prepayments and other receivables	95,781	112,052	176,689	124,842

Total	$1,114,910	$1,480,853	$1,163,672	$1,083,759

Debtors turnover days	118	106	82	76

Note:	The number of days of debtors turnover is equal to the average debtor balance (being the debtor balance at the beginning of the year or period plus the debtor balance at the end of the year or period, divided by 2) divided by the revenue for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The increase in debtor balance during 2007 was primarily due to growth of revenue in 2007. The decrease in debtor balance during 2008 and the nine months ended September 30, 2009 was primarily due to the decrease in revenue as a result of global economic conditions. The debtor turnover days for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 118 days, 106 days, 82 days, and 76 days respectively. The decrease in debtor turnover days was primarily due to continuous effort to improve and shorten the collections period.

Creditors and accruals

The following table sets out creditors and accruals of the PCB Business as of the dates indicated:

	As of December 31,			As of September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Creditors	$329,574	$598,331	$667,797	$571,752
Accruals	381,683	672,426	720,622	488,643

Total	$711,257	$1,270,757	$1,388,419	$1,060,395

Creditors turnover days	53	54	55	59

Note:	The number of days of creditors turnover is equal to the average creditor balance (being the creditor balance at the beginning of the year or period plus the creditor balance at the end of the year or period, divided by 2) divided by the cost of sales for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The increase in creditor balance during the three years ended December 31, 2008 was primarily due to the increasing scale of operations. The decrease in creditor balance during the nine months ended September 30, 2009 was primarily due to a decrease in capital expenditures and in purchase of supplies as a result of global economic conditions. The creditor turnover days of the PCB Business for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 53 days, 54 days, 55 days, and 59 days, respectively. The creditor turnover days of the PCB Business remained almost constant at 53 days in 2006, 54 days in 2007, and 55 days in 2008, and increased to 59 days for the nine months ended September 30, 2009, primarily as a result of better management of working capital.

Off-balance sheet arrangements

As of September 30, 2009, none of the PCB Subsidiaries was a financial guarantor of obligations of any unconsolidated entity and not a party to any material off-balance sheet obligations or arrangements.

Working capital

Taking into account the estimated net proceeds from the credit agreement, available banking facilities, and cash flows from the operations of the PCB Business, Meadville believes that the PCB Business has sufficient working capital for its present requirements, which is for at least the next 12 months from the date of this proxy statement/prospectus.

Net current assets

As of September 30, 2009, the PCB Business had net current assets of HK$445.0 million (US$57.4 million). Current assets comprised mainly inventories of HK$457.6 million (US$59.0 million), debtors and prepayments of HK$1,083.8 million (US$139.8 million), cash and bank balances of HK$849.0 million (US$109.5 million), amounts due from fellow subsidiaries of HK$13.9 million (US$1.8 million), and other current assets of HK$24.1 million (US$3.1 million). Current liabilities comprised mainly creditors and accruals of HK$1,060.4 million (US$136.8 million), bank borrowings of HK$609.8 million (US$78.7 million), amount due to an immediate holding company of HK$49.5 million (US$6.4 million), amount due to a minority shareholder of HK$122.3 million (US$15.8 million), amounts due to fellow subsidiaries of HK$98.0 million (US$12.6 million), amount due to a subsidiary of a minority shareholder of HK$18.3 million (US$2.4 million), taxation payable of HK$23.2 million (US$3.0 million), and other current liabilities of HK$2.0 million (US$0.3 million).

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Current assets	$1,547,568	$2,609,123	$2,798,110	$2,428,419
Current liabilities	(2,248,305)	(2,773,252)	(3,140,986)	(1,983,451)
Net current (liabilities)/assets	$(700,737)	$(164,129)	$(342,876)	$444,968

Quick ratio	0.57	0.80	0.75	0.99

Note:	Quick ratio is equal to current assets (net of inventories) divided by current liabilities.

The increase in the net current assets position of the PCB Business is primarily due to the capital injection from an immediate holding company of the PCB Business.

Capital expenditures

As of December 31, 2006, 2007, and 2008 and as of September 30, 2009, the PCB Business incurred HK$665.8 million (US$85.7 million), HK$2,121.1 million (US$271.9 million), HK$1,347.6 million (US$173.1 million), and HK$269.0 million (US$34.7 million), respectively, of capital expenditures. The current business strategy of the PCB Business contemplates capital expenditures of approximately HK$116.0 million (US$15.0 million), HK$316.0 million (US$40.8 million), HK$412.0 million (US$53.2 million), and HK$416.0 million (US$53.7 million) in the fourth quarter of 2009 and full years of 2010, 2011, and 2012, respectively.

The figures in the capital expenditure plans of the PCB Business are based on Meadville’s estimates and have not been appraised by an independent organization. The actual capital expenditures of the PCB Business (including the types and amount of capital expenditures that the PCB Subsidiaries and/or the combined company elect to make) may differ from the amounts set forth above. The capital expenditure plans of the PCB Business are subject to a number of variables, including possible cost overruns, construction delays, availability of financing on acceptable terms, and demand for its products and services. In addition, due to changes in economic or demand conditions, government and tax policies, the competitive landscape, or other factors, capital expenditures could change. There can be no assurance that the PCB Subsidiaries and/or the combined company can execute the contemplated capital expenditure plans at or below its estimated costs or at all.

Contractual obligations and commitments

The following table provides information on contractual obligations and commitments as of December 31, 2008:

		Less than			More than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(In thousands of HK$)

Long-term debt obligations	$3,122,212	$358,982	$1,448,099	$1,315,131	$—
Interest on long-term debt obligations(1)	108,474	42,570	58,670	7,234	—
Operating leases	24,078	2,391	1,468	1,524	18,695
Capital commitment in respect of property, plant and equipment	332,771	332,611	160	—	—
Other long-term liabilities reflected on the balance sheet under HKFRS	243,184	—	55,354	187,830	—
Interest on other long-term liabilities reflected on the balance sheet under HKFRS(1)	42,444	9,289	21,844	11,311	—

Total contractual obligations	$3,873,163	$745,843	$1,585,595	$1,523,030	$18,695

(1)	The respective interest payments are estimated based on the liabilities outstanding and the applicable interest rates as of December 31, 2008.

Related Party Transactions

In 2007, SME entered into two supply agreements, on behalf of itself and other PCB Subsidiaries, with SSST and GSST, pursuant to which the PCB Subsidiaries purchased laminate and prepregs from SSST and GSST. GSST is currently owned as to approximately 22.18% by a wholly owned subsidiary of Meadville engaged in the laminate business. The subsidiary will be sold indirectly to Top Mix Investments Limited, a company controlled by Mr. Tang (the controlling shareholder of Meadville) concurrently with the effectiveness of the PCB Combination. SSST is 75% owned by GSST and will be 25% owned indirectly by Top Mix Investments Limited following the PCB Combination. In the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, total purchases under the two supply agreements amount to HK$455.8 million (US$58.4 million), HK$431.6 million (US$55.4 million), and HK$267.8 million (US$34.5 million), respectively. These two supply agreements expire on December 31, 2009. Accordingly, SME, on behalf of itself and other PCB Subsidiaries, entered into a new supply agreement with GSST and SSST on December 11, 2009 with similar terms as the existing supply agreements. The new supply agreement will become effective on January 1, 2010 for a term of three years.

Certain PCB Subsidiaries also purchase from time to time laminate and prepreg from Mica-Ava (Far East) Industrial Limited, or MAF, and Mica-AVA (Guangzhou) Material Company Ltd., or MAG, two subsidiaries of Meadville which are engaged in the laminate business, both of which will be owned by Top Mix Investments Limited following the PCB Combination. These purchases are made on a spot basis from time to time. Total sales from MAF and MAG to the PCB Subsidiaries amounted to HK$210.8 million (US$27.1 million), HK$282.0 million (US$36.1 million), HK$345.3 million (US$44.3 million), and HK$279.5 million (US$36.1 million) for the years ended December 31, 2006, 2007, and 2008, and the nine months ended September 30, 2009, respectively.

OPC, a PCB Subsidiary, is currently leasing from MAF a portion of real property located at Nos. 6-8 Dai Wang Street, Tai Po Industrial Estate, New Territories, Hong Kong, for warehouse purposes. The lease will expire on December 31, 2009. Meadville expects that the lease of the premises will continue on a monthly basis after December 31, 2009 for the foreseeable future.

GME, a PCB Subsidiary, leases a portion of its employee dormitory spaces to MAG from time to time for the use of the employees of MAG. The dormitory spaces are rented to MAG pursuant to prior written request by MAG for its employees on an individual basis, with the monthly rent to be determined in accordance with the space area used by the individual employees and the rate as notified by GME from time to time. Such rental arrangement between GME and MAG is effective until either party terminates the arrangement upon three months prior written notice to the other party.

Quantitative and Qualitative Disclosures About Market Risk

The PCB Business is exposed to various kinds of market risks through its international operations. These risks are material in relation to both foreign currency risk and interest rate risk.

Currency risks

The PCB Business maintains its accounts in Hong Kong dollars and a portion of its revenue and expenses are denominated in RMB, while Meadville reports the financial results of the PCB Business in Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the Hong Kong dollar against the RMB, may affect its reported operating results in Hong Kong dollar terms. A majority of the PCB Subsidiaries’ equipment is purchased from companies located offshore, in such locations as Europe, Japan, or Taiwan, with payment being made in U.S. Dollars or other foreign currencies. Accordingly, a portion of the results of operations of the PCB Business is also exposed to fluctuations between the U.S. Dollar and the RMB.

The pegging of the Hong Kong dollar to the U.S. Dollar by the Hong Kong Monetary Authority reduces transaction risks to the extent conversion is necessary between the two currencies. However, if the pegged exchange rate between the Hong Kong dollar and the U.S. Dollar were to change, or if the Hong Kong Monetary Authority adopted a floating exchange rate policy, the results of operations and balance sheet of the PCB Business could be positively or negatively affected, depending upon whether and by how much the value of the Hong Kong dollar appreciated or depreciated against the U.S. Dollar or other relevant currencies and the extent of the mismatch, if any, between the revenue and expenses of the PCB Business in foreign currencies and its net foreign currency asset or liability position at the time.

The impact of future exchange rate fluctuations between the U.S. Dollar and the RMB and the Hong Kong dollar and RMB cannot be predicted. Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural hedging between the foreign currency receivables and payables of the PCB Business, there can be no assurance that the PCB Subsidiaries will be able to offset the overall impact of any exchange rate fluctuations in the future. The PCB Subsidiaries do not generally engage in hedging to manage currency risk. However, in relation to purchases of equipment in foreign currencies other than U.S. Dollars, the PCB Subsidiaries may at times purchase forward exchange contracts to manage its currency risk in relation to any particular purchase. For example, during 2009, the PCB Subsidiaries entered into certain foreign exchange forward contracts to hedge against (i) their contingent financial liabilities arising from the amount payable to Aspocomp Holding Pte. Ltd. upon the exercise of its put option in early 2013, in connection with the acquisition of an 80% interest in Meadville Aspocomp (BVI) Holdings Limited, and (ii) certain purchases of machinery denominated in foreign currencies. As at September 30, 2009, the notional amount of these contracts was approximately HK$179.7 million (US$23.2 million) and their net fair value was approximately HK$22.8 million (US$2.9 million), which was recorded as derivative financial instruments in the combined statements of financial position.

The table below presents information about certain of the foreign currency forward contracts of the PCB Business at September 30, 2009.

	As of September 30, 2009
		Average
	Notional	Contract Rate or
	Amount	Strike Amount
	(In thousands of US$)

Receive foreign currency/pay US$
Euro	22,695	1.30
Japanese Yen	485	0.01

Total	23,180

Estimated Fair Value	2,941

Interest rate risk

The PCB Business is exposed to interest rate risk resulting from fluctuations in interest rates. Increases in interest rates would increase interest expenses relating to the outstanding variable rate borrowings of the PCB Business and increase the cost of new debt. Fluctuations in interest rates can also lead to significant fluctuations in the fair value of the debt obligations of the PCB Business. As of December 31, 2008 and September 30, 2009, the PCB Business had interest rate swap contracts under which it pays fixed interest rate based payments and receives variable-interest rate based payments to hedge certain of the borrowings of the PCB Business amounting to US$100 million. However, there can be no assurances that such hedging activities and any future hedging activities will protect the PCB Business from fluctuations in interest rates.

The tables below present information about certain of the debt instruments (bank borrowings) of the PCB Business as of the periods presented. Information as of December 31, 2008 has been translated using a HK$ / US$ exchange rate of HK$7.7499 to US$1.00. Information as of September 30, 2009 has been translated using a HK$ / US$ exchange rate of HK$7.7505 to US$1.00.

Debt Instruments

	As of December 31, 2008
									Weighted
									Average
	Maturing in							Fair Market	Interest
	2009	2010	2011	2012	2013	Thereafter	Total	Value	Rate
	(In thousands of US$)

Variable Rate:
US$	$32,435	$33,876	$84,864	$149,925	$6,350	—	$307,450	$341,397	4.31%
HK$	12,721	31,208	34,218	13,421	—	—	91,568	95,889	4.16%
RMB	56,359	2,688	—	—	—	—	59,047	59,147	5.85%

Total Variable Rate	101,515	67,772	119,082	163,346	6,350	—	458,065	496,433

Fixed Rate:
RMB	4,682	—	—	—	—	—	4,682	4,682	6.57%

Total Fixed Rate	4,682	—	—	—	—	—	4,682	4,682

Total	$106,197	$67,772	$119,082	$163,346	$6,350	—	$462,747	$501,115

	As of September 30, 2009
									Weighted
									Average
	Maturing in							Fair Market	Interest
	2009	2010	2011	2012	2013	Thereafter	Total	Value	Rate
	(In thousands of US$)

Variable Rate:
US$	$7,892	$34,872	$109,482	$177,195	$7,587	—	$337,028	$337,288	1.48%
HK$	4,359	31,526	37,051	16,406	1,323	—	90,665	90,725	0.97%
RMB	15,372	—	10,248	3,660	—	—	29,280	29,827	4.94%

Total Variable Rate	27,623	66,398	156,781	197,261	8,910	—	456,973	457,840

Fixed Rate:
RMB	2,928	—	—	—	—	—	2,928	2,928	5.30%

Total Fixed Rate	2,928	—	—	—	—	—	2,928	2,928

Total	$30,551	$66,398	$156,781	$197,261	$8,910	—	$459,901	$460,768

Interest Rate Swap Contracts (variable to fixed)

The tables below present information about certain of the interest rate swaps of the PCB Business as of the periods presented.

	As of December 31, 2008				Fair
	2009	2010	2011	2012	Value
	(In thousands of US$)

Average interest payout rate	3.07%	3.43%	3.43%	3.43%
Interest payout amount	(2,816)	(1,372)	(1,066)	(345)
Average interest receive rate	1.34%	1.34%	1.34%	1.34%
Interest receive amount	1,244	534	415	134
Fair value loss at December 31, 2008					(3,273)

	As of September 30, 2009				Fair
	2009	2010	2011	2012	Value
	(In thousands of US$)

Average interest payout rate	3.15%	3.43%	3.43%	3.43%
Interest payout amount	(569)	(1,372)	(1,066)	(345)
Average interest receive rate	1.15%	1.15%	1.15%	1.15%
Interest receive amount	210	458	356	115
Fair value loss at September 30, 2009					(2,060)

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a Preliminary proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read Meadville’s circular and TTM’s proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that have been and will in the future be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.